Form 10-K405, Exhibit 13
period 1997-06-30
AUTOCAM CORP/MI
filed 1997-09-23
CIK 879235

                                                                      Exhibit 13

                              FINANCIAL HIGHLIGHTS





                       QUARTERLY RESULTS OF OPERATIONS


---------------------------------------------------------------------------------------------------
                           First Quarter     Second Quarter    Third Quarter     Fourth Quarter
In thousands, except
 per share  data           1997     1996     1997     1996     1997     1996     1997      1996
---------------------------------------------------------------------------------------------------
Sales                     $14,648  $13,571  $15,270  $14,414  $16,058  $15,047  $16,011  $14,679
Gross profit                3,331    3,164    3,627    3,120    3,107    3,598    3,304    3,598
Income from operations      2,483    2,332    2,680    2,226    2,029    2,625    2,391    2,716
Net income                  1,404    1,290    1,541    1,244    1,080    1,465    1,386    1,590
Net income per share (1)  $   .24  $   .22  $   .27  $   .21  $   .19  $   .25  $   .24  $   .27

                            SELECTED FINANCIAL DATA


------------------------------------------------------------------------------------
In thousands, except per share data     1997     1996     1995     1994     1993
------------------------------------------------------------------------------------
Statement of operations data:
Sales                                  $61,986  $57,711  $54,304  $47,201  $35,835
Gross profit                            13,369   13,480   12,610   11,197    6,653
Income from operations                   9,584    9,899    9,374    7,767    4,256
Net income                               5,411    5,589    5,233    4,756    2,714
Net income per share (1)               $   .94  $   .97  $   .91  $   .83  $   .49
Balance sheet data:
Current assets                         $17,518  $13,768  $11,313  $ 9,106  $ 7,669
Total assets                            83,638   59,812   52,990   42,355   27,202
Current liabilities                     13,216    9,241    9,163    7,423    3,897
Long-term obligations, net of current
 maturities                             25,192   12,086   13,334   11,089    6,650
Deferred taxes                           7,802    6,333    4,620    3,203    1,970
Shareholders' equity                    36,615   31,286   25,218   19,759   14,534

                                   STATISTICS


---------------------------------------------------------------------
                                 1997   1996   1995   1994   1993
---------------------------------------------------------------------
Book value per common share (1)  6.41   5.49   4.45   3.52   2.60
Current ratio                    1.33   1.49   1.23   1.23   1.97
Ratio of debt to equity          0.85   0.51   0.68   0.73   0.52
Return on shareholders' equity   15.9%  19.8%  23.3%  27.7%  20.7%

(1) All amounts adjusted to give effect to all common share dividends and splits issued in fiscals 1993-1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Certain matters discussed in the following pages pertaining to fiscal 1998 information include forward looking statements consisting of risks and uncertainties including but not limited to economic, competitive, government and technological factors affecting Autocam Corporation and its subsidiaries' (together, the "Company") operations, markets, products, services and prices.


                             RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of the Company's Consolidated Statements of Operations as a percentage of sales.


-------------------------------------------------------------------
For the year ended                   6.30.97  6.30.96  6.30.95
-------------------------------------------------------------------
Sales                                 100.0%   100.0%   100.0%
Cost of sales                          78.4%    76.6%    76.8%
                                     ------   ------   ------
Gross profit                           21.6%    23.4%    23.2%
Selling, general and administrative     5.8%     5.9%     5.6%
Other operating expenses                 .3%      .4%      .4%
                                     ------   ------   ------
Income from operations                 15.5%    17.1%    17.2%
Interest and other expense, net         2.2%     2.4%     2.6%
                                     ------   ------   ------
Income before tax provision            13.3%    14.7%    14.6%
Tax provision                           4.6%     5.0%     5.0%
                                     ------   ------   ------
Net Income                              8.7%     9.7%     9.6%
                                     ======   ======   ======

                                     SALES

The following table indicates the Company's sales (in thousands) and percentage of total sales by product application for the years ended June 30, 1997, 1996 and 1995.


---------------------------------------------------------------------
For the year ended       6.30.97         6.30.96         6.30.95
---------------------------------------------------------------------
Fuel systems          $45,700  73.7%  $36,089  62.5%  $33,356  61.4%
Braking systems         6,744  10.9%   12,845  22.3%   10,925  20.1%
Other automotive        1,416   2.3%      986   1.7%      877   1.6%
                      -------  ----   -------  ----   -------  ----
Total automotive       53,860  86.9%   49,920  86.5%   45,158  83.1%

Medical devices         6,299  10.2%    3,875   6.7%    3,082   5.7%
Computer electronics    1,827   2.9%    3,916   6.8%    6,064  11.2%

Sales increased $4,275,000, or 7%, from fiscal 1996 to fiscal 1997, and $3,408,000, or 6%, from fiscal 1995 to fiscal 1996. The Company experienced sales growth during the three years ended June 30, 1997 in its automotive fuel systems and medical devices target markets. Sales to customers in the computer electronics industry continued to fall as manufacturing process trends utilized in the manufacture of rigid disk drive specialty fasteners changed. After a year of growth, sales to braking systems customers fell during fiscal 1997 due to the elimination of certain components which were no longer used in a customer's new-generation system.

Sales of components for fuel system applications were $45,700,000 during the year ended June 30, 1997, an increase of 27% over fiscal 1996 sales, and fiscal 1996 sales of fuel system components increased 8% over fiscal 1995 levels. Sales of components to Delphi Automotive Systems ("DAS", a division of General Motors Corporation) represented 45%, 46% and 54% of total Company sales for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. Sales to DAS increased $1,658,000 from fiscal 1996 to 1997 as the Company began shipping prototype components for a new fuel injector program. Sales to DAS decreased $2,536,000 from fiscal 1995 to 1996 primarily as a result of a 10% decline in North American light vehicle production by General Motors during the first calendar quarter of 1996 versus the same period in calendar 1995, and the effects of a protracted DAS brake facility strike in March 1996. The Company has been successful in diversifying its fuel systems customer base. Combined sales of fuel system components to other customers were $17,511,000, $9,408,000 and $4,289,000 for the years ended June 30, 1997, 1996 and 1995, respectively. The Company has been awarded business on several new injector programs with these customers over the past year which should result in continued sales growth to this industry for the foreseeable future.

Sales of braking system components for the year ended June 30, 1997 were $6,744,000, a decrease of 47% from fiscal 1996 levels, and fiscal 1996 sales were 18% higher than fiscal 1995 sales. The Company's production volumes of braking system components increased from fiscal 1995 to 1996 simultaneously with the increase in consumer demand for two- and four-wheel anti-lock braking systems ("ABS"). The Company's largest customer in this area is the market leader in North American four-wheel ABS. In fiscal 1997, this customer eliminated certain components manufactured by the Company which were no longer utilized on its new generation system.

Sales of components for medical device applications were $6,299,000 during fiscal 1997, an increase of 63% over fiscal 1996 levels, and fiscal 1996 sales were 26% greater than fiscal 1995 sales. The Company manufactures components which are sold to the ophthalmic and cardiovascular surgical device industries. It continues to benefit from increased penetration by its largest ophthalmic surgical device customer into foreign markets. During late fiscal 1996 and 1997, the Company began manufacturing precision-machined metal components for innovative cardiovascular surgical device manufacturers, including those that sell coronary stents. Sales to these customers have increased every quarter during fiscal 1996 and 1997.

Sales of components for computer electronic applications were $1,827,000 during the year ended June 30, 1997, a decrease of 53% from fiscal 1996 sales, and fiscal 1996 sales were 35% lower than fiscal 1995 sales. Sales of baseplates, a specialty metal fastener, to manufacturers of suspension assemblies for rigid disk drives declined as these components are now being manufactured primarily by a precision stamping process which is more economical than the Company's turning process.

Management believes that year-over-year sales growth in fiscal 1998 will approximate 30%. Growth is expected to be generated primarily from growth in sales of automotive braking system and computer electronics components. On June 30, 1997, the Company purchased certain assets and assumed certain liabilities of The Hamilton Group ("Hamilton"), a manufacturer of precision automotive braking system components. Incremental sales of Hamilton components are expected to approximate $12,000,000 in fiscal 1998. The Company believes a significant opportunity exists to provide high-volume, high-precision metal components used in the production of thermoplates for computer microprocessors. If such contracts are consummated as anticipated, significant production of these components should begin during the second quarter of fiscal 1998.


                                  GROSS PROFIT

Gross profit, as a percentage of sales, for the year ended June 30, 1997 represented 21.6% versus 23.4% in fiscal 1996 and 23.2% in fiscal 1995. The decrease in gross profit margin between fiscal 1997 and 1996 can be attributed primarily to project start-up costs associated with new fuel system programs during the third and fourth quarters of fiscal 1997. Although it is common for margins to be lower on new program start-ups, third and fourth quarter margins were adversely affected by machine tools which were not only delivered late, but did not perform as expected. In order to meet customer demand for these components, the Company was forced to employ less-efficient work-around manufacturing processes in lieu of the production processes which relied on the machine tools in question. The machine tools were in place and qualified for production as of the end of fiscal 1997. The negative impact on margins caused by these factors was partially offset by increased production of medical device components which allowed for improved utilization of existing equipment and labor.

Gross profit on sales to customers in the medical devices market nearly doubled between fiscal 1995 and 1996 contributing to the growth in corporate-wide gross profit when comparing those periods. This improvement was offset by the negative effects of lower DAS and computer electronic sales and underutilization of equipment purchased in anticipation of increased business with new fuel system customers.

Management expects that fiscal 1998 gross profit, as a percentage of sales, will improve over fiscal 1997 levels, particularly in the latter half of the year. The following factors are expected to contribute to this improvement:

- Production qualification of new fuel system program equipment will allow the Company to eliminate less-efficient, work-around manufacturing processes utilized in the third and fourth quarters of fiscal 1997. Also, as customer demand grows, efficiencies are typically gained through continuous improvement activities.
- The expected addition of new computer electronics business will allow for the full utilization of equipment and labor which had been underutilized as a result of the reduction in the baseplate business.
- The integration of Hamilton's operations, and the implementation of continuous improvement concepts employed by Autocam, are expected to result in improved margins on products manufactured in the Dowagiac, Michigan and Gaffney, South Carolina facilities.


These improvements will be partially offset by the loss of certain mature ABS business.

                      SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses, as a percentage of sales, were 5.8%, 5.9% and 5.6% in fiscal 1997, 1996 and 1995, respectively. These expenses increased monetarily during all periods presented commensurate with the growth in business. Nonrecurring marketing costs associated with developing relationships with new computer electronics customers were incurred in fiscal 1996, and consulting fees incurred in association with evaluating the Company's long-term strategic plan, including location and capacity planning, were incurred in late fiscal 1996 and throughout fiscal 1997. Management expects that selling, general and administrative expenses, as a percentage of sales, will remain relatively consistent between fiscal 1997 and 1998.


                            OTHER OPERATING EXPENSES

Other operating expenses represent the straight-line amortization of employment and deferred compensation agreements between the Company and a key employee.


                        INTEREST AND OTHER EXPENSE, NET

Net interest and other expense decreased slightly during all periods presented caused primarily by the consistent decline of average borrowings outstanding since June 30, 1994. The retirement of certain debt with higher interest rates during the periods presented also reduced interest costs. Management expects interest expense to increase over fiscal 1997 levels in the coming year, both monetarily and as a percentage of sales. The Company borrowed $16.8 million on June 30, 1997 to finance the acquisition of Hamilton's net assets (see Liquidity and Capital Resources), which alone will require interest payments during fiscal 1998 of approximately $1.2 million.


                                 TAX PROVISION

Federal income tax has been provided at effective tax rates of 33.7%, 33.9% and 33.7% for the years ended June 30, 1997, 1996 and 1995, respectively. Tax provisions for all years presented include a provision for California Unitary tax which is levied on an allocated portion of the Company's income at a rate of 9.3%. Management does not expect the Company's effective income tax rate to change materially in fiscal 1998 from fiscal 1997 levels.

                        LIQUIDITY AND CAPITAL RESOURCES

New equipment placed into service and deposits paid on future equipment purchases during the year ended June 30, 1997 totaling $12.1 million were financed through operating cash flows and bank borrowings ($9.3 million) and operating lease agreements ($2.8 million). The Company expects to be reimbursed $777,000 in equipment deposits in fiscal 1998 by acquiring $955,000 of production equipment under an operating lease agreement. During the year ended June 30, 1997, the Company paid $911,000 to purchase equipment formerly leased under operating lease agreements. These purchases, resulting in annual cash flow improvements of $265,600, were financed through bank borrowings.

In order to meet demand primarily from automotive and computer electronics customers, management will purchase $15.7 million of equipment and invest $2.1 million in facilities over the next twelve months (on which deposits of $1.3 million had been placed as of June 30, 1997). Management expects to finance these purchases with cash on hand, operating cash flows, and bank borrowings, including its equipment line of credit ($6,000,000 in availability as of June 30, 1997) which allows the Company to retire borrowings over a period not to exceed six years with either variable or fixed interest rates. Nearly 30% of the planned equipment additions will be acquired subject to commitments from new computer electronics customers to reimburse the Company for any underutilization of such equipment over a period of two to three years.

Management believes that the Company has adequate credit facilities and cash available to meet its working capital needs through fiscal 1998. The Company has a $13,500,000 revolving line of credit, $1,500,000 of which was reserved for foreign currency futures contracts as of June 30, 1997, and $1,000,000 of which was reserved for a letter of credit associated with the acquisition of the net assets of Hamilton. As of June 30, 1997, the remaining availability under the revolving line of credit was $4,217,000. Management anticipates retiring current maturities of long-term obligations with cash on hand ($2.5 million as of June 30, 1997) and future operating cash flows. As of June 30, 1997, $16.8 million of the Company's long-term debt was subject to variable interest rates; however, management plans to convert such debt to term notes with fixed interest rates based on the bank's quoted rate during the first quarter of fiscal 1998.

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------------
                                                                                6.30.97       6.30.96
--------------------------------------------------------------------------------------------------------
Assets

Current assets:
Cash                                                                          $ 2,510,500   $ 1,466,751
Accounts receivable                                                             8,841,516     7,467,834
Inventories                                                                     5,444,420     4,171,233
Prepaid expenses and other current assets                                         722,020       662,223
                                                                              -----------   -----------

Total current assets                                                           17,518,456    13,768,041
                                                                              -----------   -----------
Deposits on equipment                                                           2,642,269     1,753,798
Property, plant and equipment, net                                             53,291,418    40,801,512
Goodwill and other intangible assets                                            6,443,364         4,893
Other long-term assets                                                          3,742,321     3,483,978
                                                                              -----------   -----------

Total Assets                                                                  $83,637,828   $59,812,222

Liabilities and Shareholders' Equity

Current liabilities:
Current maturities of long-term obligations                                   $ 5,905,541   $ 3,738,689
Accounts payable                                                                4,398,050     4,124,240
Accrued liabilities
 Salaries and bonuses                                                             839,416       687,474
 Due to The Hamilton Group                                                      1,000,000
 Other                                                                          1,072,523       690,438
                                                                              -----------   -----------

Total current liabilities                                                      13,215,530     9,240,841
                                                                              -----------   -----------
Long-term obligations, net of current maturities                               25,191,778    12,086,326
Deferred taxes                                                                  7,802,000     6,333,000
Deferred credits and other                                                        813,550       866,206

Shareholders' equity:

Preferred stock - 200,000 shares authorized; no shares issued or outstanding
Common stock - 10,000,000 shares authorized; 5,711,587 and 5,427,882 shares
   issued and outstanding as of June 30, 1997 and 1996, respectively           26,270,940    23,185,548
Deferred compensation                                                            (645,833)     (800,833)
Retained earnings                                                              10,989,863     8,901,134
                                                                              -----------   -----------

Total shareholders' equity                                                     36,614,970    31,285,849
                                                                              -----------   -----------

Total Liabilities and Shareholders' Equity                                    $83,637,828   $59,812,222
                                                                              ===========   ===========

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


-----------------------------------------------------------------------------
For the year ended                      6.30.97       6.30.96       6.30.95
-----------------------------------------------------------------------------
Sales                                $ 61,986,238  $ 57,711,295  $ 54,303,660
Cost of sales                          48,617,727    44,231,105    41,693,461
                                     ------------  ------------  ------------
Gross profit                           13,368,511    13,480,190    12,610,199
Selling, general and administrative     3,577,373     3,373,622     3,028,739
Other operating expenses                  207,500       207,500       207,500
                                     ------------  ------------  ------------
Income from operations                  9,583,638     9,899,068     9,373,960
Interest and other expense, net         1,345,533     1,396,155     1,420,408
                                     ------------  ------------  ------------
Income before tax provision             8,238,105     8,502,913     7,953,552
Tax provision                           2,827,139     2,913,866     2,720,395
                                     ------------  ------------  ------------
Net Income                           $  5,410,966  $  5,589,047  $  5,233,157
                                     ============  ============  ============

Net Income Per Share                 $        .94  $        .97  $        .91
                                     ============  ============  ============

Weighted Average Shares Outstanding     5,777,999     5,778,300     5,778,906

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


---------------------------------------------------------------------------------------------------------
                                                                  Deferred
                                           Common Stock           Compen-        Retained
                                       Shares       Amount         sation        Earnings       Total
---------------------------------------------------------------------------------------------------------
Balance, 6.30.94                      4,852,452  $16,410,997     ($1,110,833)  $ 4,458,948   $19,759,112
Net income                                                                       5,233,157     5,233,157
Share dividend                          244,409    2,871,806                    (2,872,888)       (1,082)
Exercise of stock options, including
    related tax benefits                 11,575       97,757                                      97,757
Redemption of warrants                   32,446      (26,116)                                    (26,116)
Amortization of deferred
  compensation                                                       155,000                     155,000
                                      ---------  -----------    ------------   -----------   -----------
Balance, 6.30.95                      5,140,882   19,354,444        (955,833)    6,819,217    25,217,828
Net income                                                                       5,589,047     5,589,047
Share dividend                          257,293    3,505,616                    (3,507,130)       (1,514)
Exercise of stock options, including
    related tax benefits                 15,700      137,786                                     137,786
Contribution of common shares to
    401(k) plan, net of share
    issuance costs                       14,007      187,702                                     187,702
Amortization of deferred
  compensation                                                       155,000                     155,000
                                      ---------  -----------    ------------   -----------   -----------
Balance, 6.30.96                      5,427,882   23,185,548        (800,833)    8,901,134    31,285,849
Net income                                                                       5,410,966     5,410,966
Share dividend                          271,292    2,984,212                    (2,985,335)       (1,123)
Cash dividends                                                                    (336,902)     (336,902)
Exercise of stock options, including
 related tax benefits                    12,413      101,180                                     101,180
Amortization of deferred
  compensation                                                       155,000                     155,000
                                      ---------  -----------    ------------   -----------   -----------
Balance, 6.30.97                      5,711,587  $26,270,940    ($   645,833)  $10,989,863   $36,614,970
                                      =========  ===========    ============   ===========   ===========

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


------------------------------------------------------------------------------------------------------
For the year ended                                          6.30.97         6.30.96        6.30.95
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Cash received from customers                             $  62,762,333   $ 57,135,200   $  52,898,024
Cash paid to suppliers, employees and leasing companies    (46,544,216)   (42,244,679)    (41,464,401)
Income taxes paid, net                                      (1,395,000)    (1,475,000)       (827,000)
Interest paid, net                                          (1,257,225)    (1,349,677)     (1,214,582)
                                                         -------------   ------------   -------------
Net Cash Provided by Operating Activities                   13,565,892     12,065,844       9,392,041
                                                         -------------   ------------   -------------
Cash flows from investing activities:
Capital expenditures                                       (10,205,483)    (9,196,498)    (11,392,414)
Proceeds from sale of equipment                                  7,050        235,850         185,428
Purchase of net assets of The Hamilton Group               (16,868,594)
Payment for option to purchase real estate                                                   (630,000)
Payment of life insurance premiums and other                  (473,578)      (401,850)       (361,785)
                                                         -------------   ------------   -------------
Net Cash Used in Investing Activities                      (27,540,605)    (9,362,498)    (12,198,771)
                                                         -------------   ------------   -------------
Cash flows from financing activities:
Repayments of line of credit, net                                            (162,000)     (1,220,000)
Proceeds from issuance of long-term obligations             19,332,853      4,025,000      10,000,000
Principal payments of long-term obligations                 (4,060,549)    (5,244,275)     (6,070,030)
Cash dividends paid                                           (338,023)        (1,514)         (1,083)
Proceeds from exercise of employee stock options and
other                                                           84,181        102,670          81,777
                                                         -------------   ------------   -------------
Net Cash Provided by (Used in) Financing Activities         15,018,462     (1,280,119)      2,790,664
                                                         -------------   ------------   -------------
Net increase (decrease) in cash                              1,043,749      1,423,227         (16,066)
Cash at beginning of period                                  1,466,751         43,524          59,590
                                                         -------------   ------------   -------------
Cash at End of Period                                    $   2,510,500   $  1,466,751   $      43,524
                                                         =============   ============   =============

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The accompanying consolidated financial statements include the accounts of Autocam Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations - The Company designs and manufactures close-tolerance, specialty metal alloy components for mechanical and electromechanical systems using turning, grinding and milling processes. Currently, the Company manufactures components for use on automotive fuel and braking systems, medical devices and computer electronics. Its customers are located primarily in North America, Austria, Germany and Japan.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes the estimates are reasonable, actual results could differ from those estimates.

Financial instruments of the Company consist principally of cash, accounts receivable and payable, and debt. The carrying amounts of all financial instruments approximate estimated fair value. The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies.

Inventories are stated at the lower of standard cost, which approximates actual cost, on a first-in, first-out (FIFO) basis, or market.

Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:


Buildings                31 years
Leasehold improvements   3 to 12 years
Machinery and equipment  3 to 12 years
Furniture and fixtures   5 to 10 years


Maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense. When properties are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is recognized in income. Gains arising from sale and leaseback transactions are deferred for amortization to income over the lives of the related operating leases.

Other long-term assets consist primarily of cash surrender value of keyman life insurance policies, receivables from officers and certain key employees under split-dollar life insurance agreements (see Note 8) and a payment for an option to purchase real estate (see Note 8).

Deferred compensation - Unearned deferred compensation, recorded as an offset to shareholders' equity, is being amortized on a straight-line basis over the ten-year life of the associated employment agreement.

Revenue recognition - Sales are recognized at the time product is shipped. All accounts receivable are due and considered collectible within one year.

Income taxes - Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (see Note 6).

Net income per share has been computed based upon the weighted average number of common shares outstanding during the periods presented plus the effects of common stock equivalents from stock options and warrants. All share and per share amounts have been adjusted for the effects of share dividends and splits.

Derivatives - The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage foreign currency rate risks arising out of the Company's purchases of certain machinery and equipment. Gains or losses on foreign currency futures contracts are deferred and included in the cost of machinery and equipment purchased.

Financial Accounting Standards - Effective July 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," and as permitted by this standard, will continue to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to its stock-based compensation. The Company has determined that stock-based compensation expense calculated under SFAS No. 123 is not significant in relation to reported net income and net income per share.

Reclassifications - Certain reclassifications have been made to the 1996 and 1995 financial statements in order to conform with the 1997 presentation.


                               2. INVENTORIES

Inventories are summarized as follows:

--------------------------------------------------------------------------------
                                            6.30.97               6.30.96
--------------------------------------------------------------------------------

Raw materials                            $1,389,735            $1,037,777
Production supplies                       1,163,588             1,233,360
Work in-process                           2,073,987             1,414,555
Finished goods                              817,110               485,541
                                         ----------            ----------
Total Inventories                        $5,444,420            $4,171,233
                                         ==========            ==========

                       3.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized by major classification as follows:


--------------------------------------------------------------------------------
                                                6.30.97            6.30.96
--------------------------------------------------------------------------------
Land                                       $  1,842,781       $  1,534,096
Buildings                                     6,869,861          5,380,345
Leasehold improvements                          340,014            324,226
Machinery and equipment                      59,268,918         44,165,812
Furniture and fixtures                        2,543,855          2,313,836
Construction in progress                         57,546
                                           ------------       ------------
Total                                        70,922,975         53,718,315
Accumulated depreciation and amortization   (17,631,557)       (12,916,803)
                                           ------------       ------------
Property, Plant and Equipment, Net         $ 53,291,418       $ 40,801,512
                                           ============       ============

                            4. LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                       6.30.97      6.30.96
------------------------------------------------------------------------------------------------------------------------------------
Term notes payable to banks - payable in monthly installments, plus interest at
 rates from 6.4% to 9.25%; due through October 2003                                $21,599,739  $12,688,370
Mortgage payable to bank - payable in monthly installments, including interest at
 9.35%; due February 2000                                                            1,039,234    1,123,385
Second mortgage payable to bank - payable in monthly installments, including
 interest at 7%; due July 1998                                                       1,007,829    1,063,514
Revolving credit note with bank - interest due monthly at 1/2% below the bank's
 prime rate (8% at June 30, 1997); due October 1998                                  6,782,853
Capital lease obligation - payable in monthly installments, including interest at
 7.8% per annum; due November 1997                                                     667,664      949,746
                                                                                   -----------  -----------
Total                                                                               31,097,319   15,825,015
Less current maturities                                                              5,905,541    3,738,689
                                                                                   -----------  -----------
Long-Term                                                                          $25,191,778  $12,086,326
                                                                                   ===========  ===========

The Company has a master loan agreement (the "Agreement") with a bank which includes a $13.5 million revolving credit note, a $10 million acquisition term note, a $6 million equipment line of credit, and a $1.2 million acquisition mortgage note. Terms of the Agreement require that the Company maintain minimum levels of net worth and not exceed certain leverage ratios. Loans under the Agreement are collateralized by substantially all machinery and equipment of the Company.

The following portions of the revolving credit note have been reserved:
$1,500,000 for foreign currency futures contracts, and $1,000,000 for a letter of credit associated with the acquisition of the net assets of The Hamilton Group (see Note 11). As of June 30, 1997, the remaining availability under the revolving line of credit was $4,217,000. No amounts are outstanding as of June 30, 1997 under the equipment line of credit or the acquisition mortgage note. Borrowings under the equipment line of credit may be retired over a period not to exceed six years with either variable or fixed interest rates. The Company expects to retire the acquisition term note, currently subject to variable interest rates (8% at June 30, 1997), over six years, including equal monthly installments of principal and a fixed interest rate based upon the bank's quoted rate.

At June 30, 1997, the annual aggregate maturities of long-term obligations for each of the five years subsequent to June 30, 1997 and thereafter were as follows:


--------------------------------------------------------------------------------
Year ending 6.30
--------------------------------------------------------------------------------
1998                                                           $ 5,905,541
1999                                                            12,569,209
2000                                                             5,129,714
2001                                                             3,534,522
2002                                                             1,875,000
Thereafter                                                       2,083,333
                                                              ------------
Total                                                          $31,097,319
                                                              ============

                                5. COMMITMENTS

The Company leases certain equipment under a capital lease. The Company also leases a building and certain equipment under noncancellable operating leases. The operating leases generally contain renewal and purchase options at fair market value at the end of the lease terms. The cost and accumulated amortization of the Company's assets under the capital lease are as shown below:


--------------------------------------------------------------------------------
                                                  6.30.97         6.30.96
--------------------------------------------------------------------------------

Machinery and equipment                         $1,321,700      $1,331,200
Less accumulated amortization                      593,200         469,400
                                                ----------      ----------
Total                                           $  728,500      $  861,800
                                                ==========      ==========

Amortization of machinery and equipment under capital leases, determined on a straight-line basis over the useful lives of the assets, amounted to $127,800, $242,900 and $316,200 for the years ended June 30, 1997, 1996 and 1995, respectively.

Minimum future lease payments under noncancellable leases (including noncancellable leases with the Company's majority shareholder -- see Note 8) as of June 30, 1997 are summarized as follows:


                                                 Capital      Operating
Year ending 6.30                                  Lease         Leases
----------------                               -----------   ------------
1998                                           $   683,300    $ 3,454,700
1999                                                            3,287,700
2000                                                            3,227,200
2001                                                            2,776,500
2002                                                            1,914,600
Thereafter                                                      3,019,100
                                               -----------   ------------
Total                                              683,300    $17,679,800
                                                             ============
Less amounts representing interest                  15,600
                                               -----------
Present value of minimum lease payments            667,700
Less current maturities                            667,700
                                               -----------
Long-Term Portion of Capital Lease Obligation  $         0
                                               ===========

Rent expense under operating leases summarized above was $3,104,100, $3,535,000 and $3,542,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

As of June 30, 1997, the Company committed to purchase certain equipment under noncancellable purchase agreements totaling $4,001,000. In accordance with terms of the purchase agreements, final acceptance of such equipment is contingent upon the equipment demonstrating certain capabilities as documented in Company purchase orders. The Company has entered into one foreign currency futures contract to reduce the impact of changes in foreign currency rates on a firm commitment to purchase equipment. Under the contract, the Company is obligated to purchase 345,000 Swiss Francs at a rate of 1.39 Swiss Francs per U.S. Dollar. The contract expires in August 1997.


                               6. INCOME TAXES

The provisions for income taxes consisted of the following:

------------------------------------------------------------------------------------------------------------------------------------
                                                                         6.30.97     6.30.96      6.30.95
------------------------------------------------------------------------------------------------------------------------------------
Current                                                               $1,447,139  $1,220,866   $1,312,175
Deferred                                                               1,380,000   1,693,000    1,408,220
                                                                      ----------  ----------  -----------
Total                                                                 $2,827,139  $2,913,866   $2,720,395
                                                                      ==========  ==========  ===========

The Company's effective income tax rate differs from the Federal statutory tax rate as follows:


--------------------------------------------------------------------------------
                                               6.30.97  6.30.96  6.30.95
--------------------------------------------------------------------------------
Tax at Federal statutory rate                    34.0%    34.0%    34.0%
Research and development credit                  (0.7)             (1.1)
Other                                             1.0       .3      1.3
                                               ------   ------   ------
Effective Tax Rate                               34.3%    34.3%    34.2%
                                               ======   ======   ======

Deferred income taxes result from differences in the timing of the recognition of certain income and expenses for income tax and financial reporting purposes and from the differences between the book and tax bases of certain assets and liabilities. Temporary differences which give rise to deferred tax assets and liabilities at June 30, 1997 and 1996 were as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                  6.30.97                6.30.96
                                                              Asset    Liability     Asset     Liability
------------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                            $6,740,000            $5,369,000
Deferred compensation                                                      294,000               365,000
Tax credit carryforwards                                                                         (43,000)
Domestic international sales corporation income                            911,000               707,000
Accrued expenses                                             $98,000                $111,000
Other                                                                    (143,000)               (65,000)
                                                             -------                --------
Total Deferred Taxes                                         $98,000    $7,802,000  $111,000  $6,333,000
                                                             =======  ============  ========  ==========

Federal income tax of $265,000 as of June 30, 1997 has not been provided on undistributed earnings of a subsidiary that are considered to be permanently invested in the business and are not subject to tax until distributed as dividends.

                           7. SIGNIFICANT CUSTOMERS


The Company has two significant automotive customers. Sales to those customers were $37,761,300, $38,334,300 and $37,259,000 for the years ended June 30,
1997, 1996 and 1995, respectively. Export sales to those customers were $8,181,400, $7,734,400 and $7,231,500, for the years ended June 30, 1997, 1996 and 1995, respectively. Accounts receivable due from those customers totaled $4,750,100, $2,522,300 and $4,863,800 as of June 30, 1997, 1996 and 1995,
respectively.


                        8. RELATED PARTY TRANSACTIONS

The Company leases certain real property and equipment from its majority shareholder under an operating lease agreement. During fiscal 1994, the Company and the majority shareholder executed a long-term lease covering production equipment that the Company had been leasing on a month-to-month basis. The new lease, which expires May 31, 2001, reduced the monthly rental payments from $58,035 to $23,747 following an initial payment of $234,811, and grants the Company an option to purchase the equipment at the expiration of the lease term. Total lease expense, including an amortization of the initial payment over the lease term, was $351,000 for all periods presented.

The Company leased a building from its majority shareholder under a noncancellable operating lease through March 1995. Such lease was under the same terms and conditions as the majority shareholder's lease from a partnership in which a director has a 50% interest. Rent expense under the lease with the shareholder was $330,000 for the year ended June 30, 1995. During March 1995, the Company and the majority shareholder terminated the lease, and the Company and the partnership executed a ten-year lease covering the building. Annual rentals under the new lease are $300,000, and for a consideration of $630,000, the Company obtained an option to purchase the building for $3,125,000 at the end of the lease term. Rent expense under this lease was $300,000 for each of the years ended June 30, 1997 and 1996, and $86,300 for the year ended June 30, 1995. The Company subleases a portion of this facility to Conway Products Corporation ("Conway"), an affiliate by virtue of the majority shareholder's 100% ownership of Conway. Income under this sublease was $259,600, $231,500 and $262,100 in fiscal 1997, 1996 and 1995, respectively.

During fiscal 1996 and 1995, the Company chartered its leased aircraft to the majority shareholder and others through AMR Executive Charters, Inc. ("AMR"), an affiliate by virtue of the majority shareholder's 100% ownership interest of AMR. The Company received $96,000 and $275,000 in charter revenue from AMR during the years ended June 30, 1996 and 1995, respectively, and $7,800 and $10,800 in charter revenue from its majority shareholder during the years ended June 30, 1997 and 1996, respectively. The Company paid AMR $68,900 and $461,000 during fiscal 1996 and 1995, respectively, for various services and merchandise consisting primarily of the purchase of aviation fuel at AMR's cost. The majority shareholder sold his interest in AMR during November 1995.

The Company has stock redemption agreements with its majority shareholder whereby the Company is obligated to redeem up to $18,000,000 of common shares following his and his spouse's death. The Company maintains joint life insurance policies in order to fund its obligations under the agreements.

The Company has receivables from its officers and certain key employees in connection with a life insurance program, collateralized by the cash surrender value of the related insurance policies. Amounts receivable, included in Other Long-Term Assets, were $1,080,000, $901,000 and $736,000 at June 30, 1997, 1996
and 1995, respectively, including $713,000, $617,000 and $520,000, respectively, due from the majority shareholder.

                               9. COMMON STOCK

The Board of Directors approved and distributed five percent common share dividends in each year during the three-year period ended June 30, 1997. The Board of Directors also approved 2 cent per share quarterly cash dividends during each of the last three fiscal quarters during the year ended June 30, 1997.

The Company has reserved 525,000 common shares for issuance to employees under the 1991 Incentive Stock Option Plan (the "Plan"). Options granted vest at a rate of twenty percent annually over a five-year period, and options covering 232,200 shares were vested as of June 30, 1997. Under terms of the Plan, the option price per share may not be less than the fair market value of a share on the option grant date, and the maximum term of an option may not exceed ten years.

Transactions under the Plan are summarized as follows:



--------------------------------------------------------------------------------
                                                  Shares     Price Range
--------------------------------------------------------------------------------
Options Outstanding at 6.30.94                    308,578    $6.35 to $7.86
Fiscal 1995:
Options granted                                    50,050   $11.19 to $14.28
Options exercised                                 (12,154)   $6.35 to $10.79
Options terminated                                (22,155)   $6.35 to $14.28
                                                  -------
Options Outstanding at 6.30.95                    324,319    $6.35 to $14.28
Fiscal 1996:
Options granted                                    50,946   $10.84 to $11.19
Options exercised                                 (16,485)   $6.35 to $8.88
Options terminated                                 (9,765)   $6.35 to $14.28
                                                  -------
Options Outstanding at 6.30.96                    349,015    $6.35 to $14.28
Fiscal 1997:
Options granted                                    28,250    $8.88 to $10.94
Options exercised                                 (12,413)   $6.35 to $8.88
Options terminated                                (11,819)   $6.35 to $14.28
                                                  -------
Options Outstanding at 6.30.97                    353,033    $6.35 to $14.28
                                                  =======

In conjunction with its initial public offering, the Company issued warrants to purchase 66,150 of the Company's common shares at $7.26 per share. The warrants were redeemed during the year ended June 30, 1995 in exchange for 32,446 shares of the Company's common stock.


                          10. EMPLOYEE BENEFIT PLANS

The Company maintains a self-funded health plan for the majority of its Kentwood, Michigan full-time employees. Benefit payments are made by a third-party administrator, and an estimate of the Company's liability for unpaid and incurred but not reported claims is accrued. Employees of the Company's subsidiaries are enrolled in various insured group health plans.

The Company sponsors a 401(k) savings plan for all qualified full-time employees. The plan document provides for a discretionary employer matching contribution which has historically been dollar-for-dollar up to $1,000 per participant. In fiscal 1997, the Company satisfied a portion of its calendar 1997 and all of its calendar 1996 obligations to the Plan by contributing $146,100 and $222,000, respectively. In fiscal 1996, the Company satisfied its obligation for calendar 1995 by contributing 14,007 shares of its common stock with a market value at December 31, 1995 of $195,800.

                          11. BUSINESS COMBINATIONS

Autocam-Pax, Inc. ("Autocam-Pax"), a wholly-owned subsidiary of the Company, was formed in June 1997, solely for the purpose of acquiring certain assets and assuming certain liabilities of Dowagiac Manufacturing Company and Hamilton-Pax, Inc. (together, "The Hamilton Group"). The Hamilton Group is engaged primarily in the manufacture of close-tolerance, specialty metal alloy components for automotive braking systems. On June 30, 1997, the acquisition was consummated for $18,081,000 in cash consideration and the assumption of $699,000 in liabilities. Of the total purchase price, $1,000,000 is being held in escrow as contingent consideration until the related contingencies are discharged. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. Cost in excess of the fair value of the net assets acquired (goodwill) was $6,342,000 and is being amortized over 20 years on a straight-line basis.

The Consolidated Statements of Operations exclude the results of Autocam-Pax as the transaction was consummated on the last day of the fiscal year. The following unaudited pro forma information presents summary Consolidated Statements of Operations data of the Company as if the acquisition had occurred at the beginning of the earliest period presented. These pro forma results were based upon assumptions considered appropriate by management and included adjustments as considered necessary in the circumstances. Such adjustments included interest expense that would have been incurred to finance the purchase, less depreciation expense based on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transaction. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisition taken place on the date indicated or which may be reported in the future.


--------------------------------------------------------------------------------
For the year ended (unaudited)                            6.30.97      6.30.96
--------------------------------------------------------------------------------
Sales                                                   $74,713,284  $70,565,747
Net income                                                6,816,210    7,168,409
Net income per share                                    $      1.18  $      1.24

                    12. SUPPLEMENTAL CASH FLOW INFORMATION

Following is a reconciliation of net income to net cash provided by operating activities and other supplemental cash flow information:


------------------------------------------------------------------------------------------------------------------------------------
For the year ended                                                         6.30.97       6.30.96       6.30.95
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                              $ 5,410,966   $ 5,589,047   $ 5,233,157
Adjustments to reconcile net income to net cash provided by
 operating activities:
Depreciation and amortization                                             5,521,243     4,877,683     4,020,253
Deferred taxes                                                            1,397,000     1,720,000     1,424,200
Other, net                                                                                               42,302
Changes in assets and liabilities that provided (used) cash
 Accounts receivable                                                        814,851      (622,824)     (983,254)
 Inventories                                                                378,230      (362,599)   (1,123,679)
   Prepaid expenses and other current assets                                (65,094)      (69,146)     (150,628)
 Other long-term assets                                                     212,838       274,368      (108,178)
 Accounts payable                                                            76,074       312,900       636,495
 Accrued liabilities                                                        (54,524)      134,616       628,878
   Deferred credits and other long-term liabilities                        (125,692)      211,799      (227,505)
                                                                        -----------   -----------   -----------
Net Cash Provided by Operating Activities                               $13,565,892   $12,065,844   $ 9,392,041
                                                                        ===========   ===========   ===========
Details of acquisition (see Note 11):
Fair value of assets acquired                                           $18,828,917
Fair value of liabilities assumed                                          (699,334)
Escrow amounts and professional fees to be paid                          (1,260,989)
                                                                        ===========
Cash Paid                                                               $16,868,594
                                                                        ===========

During fiscal 1996, the Company satisfied its $195,800 employer matching obligation to the Autocam Corporation 401(k) Employee Savings Plan through the contribution of the Company's common shares (see Note 10). During each fiscal year presented, the Company issued 5% share dividends.

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders and Board of Directors of Autocam Corporation,

We have audited the accompanying consolidated balance sheets of Autocam Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of Autocam's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Autocam Corporation and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Grand Rapids, Michigan
August 4, 1997