Form 10-K, Exhibit 13
period 1998-06-30
AUTOCAM CORP/MI
filed 1998-09-23
CIK 879235

                                                                     Exhibit 13
                              FINANCIAL HIGHLIGHTS





                         QUARTERLY RESULTS OF OPERATIONS



------------------------------------------------------------------------------------------------------------------------------------
                                        First Quarter            Second Quarter             Third Quarter           Fourth Quarter
In thousands, except per share
     data                              1998        1997         1998         1997         1998         1997        1998        1997
------------------------------------------------------------------------------------------------------------------------------------

Sales                               $17,429     $14,648      $21,795      $15,270      $24,790      $16,058     $26,347     $16,011
Gross profit                          3,413       3,331        5,315        3,627        6,504        3,107       5,697       3,304
Income from operations                2,361       2,483        3,939        2,680        4,783        2,029       3,755       2,391
Net income                            1,136       1,404        2,104        1,541        2,482        1,080       2,019       1,386
Diluted net income per share (1)       $.19        $.23         $.34         $.25         $.40         $.18        $.32        $.23


                             SELECTED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data                  1998              1997             1996              1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Statement of operations data:
Sales                                             $90,361           $61,986          $57,711           $54,304           $47,201
Gross profit                                       20,925            13,369           13,480            12,610            11,197
Income from operations                             14,839             9,584            9,899             9,374             7,767
Net income                                          7,741             5,411            5,589             5,233             4,756
Diluted net income per share (1)                    $1.24           $   .89          $   .92           $   .86           $   .79
Cash dividends declared per share                 $   .08           $   .06
Balance sheet data:
Current assets                                    $20,801           $17,518          $13,768           $11,313            $9,106
Total assets                                      113,449            83,638           59,812            52,990            42,355
Current liabilities                                17,675            13,216            9,241             9,163             7,423
Long-term obligations, net of current
     maturities                                    37,851            25,192           12,086            13,334            11,089
Deferred taxes                                     10,051             7,802            6,333             4,620             3,203
Minority interest                                   2,250
Shareholders' equity                               45,061            36,615           31,286            25,218            19,759


                                   STATISTICS

--------------------------------------------------------------------------------------------------------------------------------
                                                     1998              1997             1996              1995              1994
------------------------------------------------------------------------------- ------------------------------------------------

Book value per common share (1)                      7.38              6.11             5.23              4.24              3.35
Current ratio                                        1.18              1.33             1.49              1.23              1.23
Ratio of debt to equity                              0.99              0.85             0.51              0.68              0.73
Return on shareholders' equity                       19.0%             15.9%            19.8%             23.3%             27.7%



(1) All amounts adjusted to give effect to all common share dividends and splits issued in fiscal 1994-1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Certain matters discussed in the following pages pertaining to fiscal 1999 information include forward looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements should be read with the cautionary statements and important factors included herein. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and other similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. There can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.


                              RESULTS OF OPERATIONS

For the periods indicated, the following table presents the components of the Company's Consolidated Statements of Operations as a percentage of sales.


---------------------------------------------------------------------------------------------------
For the year ended                                         6.30.98          6.30.97        6.30.96
---------------------------------------------------------------------------------------------------
Sales                                                        100.0%           100.0%         100.0%
Cost of sales                                                 76.8%            78.4%          76.6%
                                                           -------          -------         ------
Gross profit                                                  23.2%            21.6%          23.4%
Selling, general and administrative expenses                   6.5%             5.8%           5.9%
Other operating expenses                                        .2%              .3%            .4%
                                                           -------          -------         ------
Income from operations                                        16.5%            15.5%          17.1%
Interest and other expenses, net                               3.0%             2.2%           2.4%
Minority interest in net income                                 .2%
                                                           -------          -------
Income before tax provision                                   13.3%            13.3%          14.7%
Tax provision                                                  4.7%             4.6%           5.0%
                                                           -------          -------         ------
Net Income                                                     8.6%             8.7%           9.7%
                                                           =======          =======         ======


                                      SALES

The following table indicates the Company's sales (in thousands) and percentage of total sales by product application for the years ended June 30, 1998, 1997 and 1996.



--------------------------------------------------------------------------------------------------------
For the year ended                             6.30.98                6.30.97                6.30.96
--------------------------------------------------------------------------------------------------------
Fuel systems                             $51,672      57.2%     $45,700     73.7%      $36,089     62.5%
Braking systems                           18,226      20.2%       6,744     10.9%       12,845     22.3%
Other transportation                       2,296       2.5%       1,416      2.3%          986      1.7%
                                         -------      ----      -------     ----       -------     ----
Total transportation                      72,194      79.9%      53,860     86.9%       49,920     86.5%

Medical devices                            9,907      11.0%       6,299     10.2%        3,875      6.7%
Computer electronics                       6,458       7.1%       1,827      2.9%        3,916      6.8%
Other                                      1,802       2.0%



Sales increased $28,375,000, or 46%, from fiscal 1997 to fiscal 1998, and $4,275,000, or 7%, from fiscal 1996 to fiscal 1997. The Company experienced sales growth over the three-year period ended June 30, 1998 in all product lines. Fiscal 1997 interruptions in sales growth to the computer electronics and braking systems industries were followed by strong gains in fiscal 1998.

Sales of components for fuel system applications were $51,672,000 during the year ended June 30, 1998, an increase of 13% over fiscal 1997 sales, and fiscal 1997 sales of fuel system components increased 27% over fiscal 1996 levels. Combined sales of components to the Company's two largest fuel systems customers represented 73%, 82% and 85% of total fuel system component sales for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. Both of these customers have embarked on new fuel injector programs during the periods presented resulting in increased sales. In addition, during fiscal 1998, the Company gained market share through the sale of $4,969,000 of diesel fuel injection components by acquiring a controlling interest in Qualipart Industria E Comercio, Ltda. ("Qualipart"), subsequently renamed, Autocam do Brasil Usinagem, Ltda. ("Autocam do Brasil") in January 1998.

Sales of braking system components for the year ended June 30, 1998 were $18,226,000, almost three times fiscal 1997 levels, and fiscal 1997 sales were approximately one-half those reported in fiscal 1996. The increase in sales of these components during fiscal 1998 can be attributed to the June 1997 acquisition of The Hamilton Group ("Hamilton"), a precision metal machining company primarily supplying brake system components. During fiscal 1997, a large braking system customer eliminated certain components manufactured by the Company, which were no longer utilized on its new generation system, thereby explaining the decrease in sales from fiscal 1996 to 1997.

Sales of components for medical device applications were $9,907,000 during fiscal 1998, an increase of 57% over fiscal 1997 levels, and fiscal 1997 sales were 63% greater than fiscal 1996 sales. The Company manufactures components sold to the ophthalmic and cardiovascular surgical device industries. During fiscal 1997 and 1998, the Company reaped the benefits of increased penetration by its largest ophthalmic surgical device customer into foreign markets. During late fiscal 1996, the Company began manufacturing precision-machined metal components for innovative cardiovascular surgical device manufacturers, including those that sell stents. Sales to these customers increased $3,596,000 and $1,539,000 during fiscal 1998 and 1997, respectively, over the preceding years.

Sales of components for computer electronic applications were $6,458,000 during the year ended June 30, 1998, a four-fold increase over fiscal 1997 levels, and fiscal 1997 sales were 53% lower than fiscal 1996 sales. The increase in sales of computer electronic components from fiscal 1997 to 1998 was attributable to the production and sale of key components used in computer microprocessor subassemblies. No such components were produced during fiscal 1997. Fiscal 1997 sales decreased from fiscal 1996 levels as the Company's major customer for baseplates, a specialty metal fastener used in the manufacture of suspension assemblies for rigid disk drives, began purchasing precision-stamped baseplates which are more economical to manufacture than the Company's turned baseplates.

Management believes that year-over-year sales growth in fiscal 1999 will exceed 20%, in spite of the negative impact presented by the protracted strike at General Motors Corporation ("GM") during July and August of 1998. Growth is expected to be generated primarily from increased sales of fuel and braking system components, while the Company expects declines in the sale of computer electronic components. The Company expects to see continued expansion of fuel system component sales as new injector programs move toward full production in fiscal 1999, and it reports a full year of sales from its Brazilian operations. Sales of high-precision metal components used in the production of thermoplates for computer microprocessors will decrease substantially in fiscal 1999 versus fiscal 1998 levels due to an anticipated change in design of the customer's heat dispersion system that eliminates the need for components produced by the Company.


                                  GROSS PROFIT

Gross profit, as a percentage of sales, for the years ended June 30, 1998, 1997 and 1996 was 23.2%, 21.6% and 23.4%, respectively. The increase in gross profit margin from fiscal 1997 to 1998 can be attributed to several factors, the most significant of which were:

          - Increased contribution from the sale of medical device and computer electronic components as these products typically generate higher margins than the Company's overall gross margins.
          - Growth in demand for new fuel system components that allowed for improved labor and equipment utilization.
          - The integration of Hamilton's operations and the implementation of continuous improvement concepts resulted in better than average margins on new braking system products.

The decrease in gross profit margin between fiscal 1997 and 1996 can be attributed primarily to project start-up costs associated with new fuel system programs during the third and fourth quarters of fiscal 1997. Although it is common for margins to be lower on new program start-ups, fiscal 1997 third and fourth quarter margins were adversely affected by machine tools which were not only delivered late, but did not perform as expected. In order to meet customer demand for these components, the Company was forced to employ less efficient, work-around manufacturing processes in lieu of production processes that relied on the machine tools in question. The machine tools were in place and qualified for production as of the end of fiscal 1997. The negative impact on margins caused by these factors was partially offset by increased production of medical device components that allowed for improved utilization of existing equipment and labor.

Management expects that fiscal 1999 gross profit, as a percentage of sales, will decline from fiscal 1998 levels, particularly in the first quarter of the year due primarily to the negative implications of the GM strike. The significant reduction in demand for fuel injector components from GM's Delphi Automotive Systems unit, and the Company's unwillingness to lay off employees in the face of extremely low unemployment rates for skilled machinists in the West Michigan area, are expected to reduce fiscal 1999 first quarter gross profit margins by approximately 3 percentage points below levels reported in the first quarter of fiscal 1998. Gross profit margins for the remainder of fiscal 1999 are expected to return to levels reported for the full fiscal year of 1998.


                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, as a percentage of sales, were 6.5%, 5.8% and 5.9% in fiscal 1998, 1997 and 1996, respectively. These expenses increased monetarily during all periods presented commensurate with the growth in business. They increased as a percentage of sales due to the following factors:

     - Selling, general and administrative expenses, as a percentage of sales, were higher than historical Company levels at the former Hamilton facilities and Autocam do Brasil.
     - Royalty expense increased during fiscal 1998 commensurate with the increase in sales of stents (see Sales).

Management expects that selling, general and administrative expenses, as a percentage of sales, will fall slightly in fiscal 1999 from fiscal 1998 levels as further integration of the former Hamilton and Brazilian operations occurs.


                            OTHER OPERATING EXPENSES

Other operating expenses represent the straight-line amortization of employment and deferred compensation agreements between the Company and a key employee.


                        INTEREST AND OTHER EXPENSES, NET

Net interest and other expenses increased $1,373,000 between fiscal 1997 and 1998 primarily as a result of interest incurred on notes issued by the Company to fund the Hamilton and Qualipart acquisitions. Management expects fiscal 1999 interest expense to increase over fiscal 1998 levels, both monetarily and as a percentage of sales. The Company will report a full year of interest expense on debt issued in connection with its acquisition of a majority interest in Qualipart, and the building and equipping of its Marshall, Michigan facility, thereby resulting in a combined increase in expense of $769,000 over fiscal 1998 levels. This increase in expense is expected to be partially offset by a decrease in interest expense on all other term debt as the Company satisfies its normal monthly principal obligations.


                         MINORITY INTEREST IN NET INCOME

Minority interest in net income represents Propart Corporation's ("Propart") 49% interest in the net income of Autocam do Brasil.


                                  TAX PROVISION

United States Federal income tax has been provided on the earnings of its U.S. operations at effective tax rates of 34.0%, 33.7% and 33.9% for the years ended June 30, 1998, 1997 and 1996, respectively. The tax provision for fiscal 1998 includes provisions for Brazilian Federal and South Carolina state income taxes. All years presented include provisions for California Unitary taxes. Management does not expect the Company's effective income tax rate to change materially in fiscal 1999 from fiscal 1998 levels.


                         LIQUIDITY AND CAPITAL RESOURCES

The Company spent $17.5 million for fixed assets (excluding assets acquired in connection with business combinations) during the year ended June 30, 1998, including $1.5 million in facilities and $16 million in other fixed assets. All of these assets were financed through operating cash flows, bank borrowings ($625,000), and a portion of the funds raised through the issuance of Industrial Revenue Bonds ($9 million).

In order to meet demand primarily from transportation customers, management will purchase $20.1 million of equipment and invest $2.1 million in facilities over the next year (on which deposits of $3.7 million and $1.5 million, respectively, had been placed as of June 30, 1998). Management expects to finance these purchases with cash on hand (some of which was generated from the issuance of Industrial Revenue Bonds), operating cash flows, operating leases, and/or bank borrowings, including its equipment line of credit ($6,000,000 in availability as of June 30, 1998) which allows the Company to retire borrowings over a period not to exceed six years with either variable or fixed interest rates. In December 1997, the Company issued Industrial Revenue Bonds totaling $9 million through the Michigan Strategic Fund in order to fund the construction of a new manufacturing facility in Marshall, Michigan and to purchase new equipment for that facility. Principal payments are due annually (amortizing over a 15-year period), with variable interest payments due monthly. The interest rate on the bonds resets weekly and was set at 3.7% per annum as of June 30, 1998.

The January 1998 Qualipart acquisition was financed through bank borrowings and a note to Propart of $5.2 million and $5 million, respectively. Bank borrowings will be retired in 60 equal monthly principal installments, plus interest at 7.1% per annum. The note to Propart bears interest at 12% per annum to be paid quarterly. Annual principal obligations under the note are required to begin in 2004, but may be prepaid through a capital contribution made directly to Autocam do Brasil.

Management believes that the Company has adequate credit facilities and cash available to meet its working capital needs through fiscal 1999. As of June 30, 1998, the Company had $4,119,200 in availability under its revolving line of credit. Management anticipates retiring current maturities of long-term obligations with future operating cash flows. As of June 30, 1998, $17 million of the Company's long-term debt was subject to variable interest rates.


                            IMPACT OF YEAR 2000 ISSUE

The Company recognizes the importance of the Year 2000 issue and has been giving high priority to it. In July 1998, the Company created a Year 2000 project team to supervise a comprehensive risk-based assessment of the Company's Year 2000 readiness. The team's objective is to ensure an uninterrupted transition into the Year 2000. The scope of the Year 2000 readiness effort includes software, hardware, electronic data interchange, manufacturing and lab equipment, environmental and safety systems, facilities, utilities and supplier readiness. Since the Company makes predominate use of packaged computer applications in its business and believes such applications to be Year 2000 compliant, management considers the risk of a material adverse effect on the operations of the Company to be remote. As of June 30, 1998, the Company had not spent any amounts in connection with the planned assessment.

The Company is utilizing both internal and external resources to remediate and test all applications and computer, manufacturing and facilities equipment that may be adversely impacted by Year 2000 issues. It is the objective of Company management to complete the most serious Year 2000 compliance issues for information systems resident in United States facilities by December 1998 and for foreign facilities by July 1999. Management expects to contract with an outside consultant to assist in the assessment during the first quarter of fiscal 1999 at a cost not expected to exceed $50,000. Costs to test and remediate its systems, if any, are not expected to exceed $200,000.

In addition to internal Year 2000 software and equipment remediation activities, the Company is in contact with its suppliers and electronic commerce customers to assess their compliance. There can be no absolute assurances that there will not be a material adverse effect on the Company if third parties do not convert their systems in a timely manner and in a way that is compatible with the Company's systems. The Company believes that its diligent actions with suppliers and customers will minimize these risks.

The Company's current estimates of the amount of time and costs necessary to remediate and test its computer systems are based on the facts and circumstances existing at this time. The estimates were derived utilizing multiple assumptions of future events including the continued availability of certain resources, third-party modification plans and implementation success, and other factors. New developments may occur that could affect the Company's estimates of the amount of time and costs necessary to modify and test its systems for Year 2000 compliance. These developments include, but are not limited to: (i) the availability and cost of personnel trained in this area; (ii) the ability to locate and correct all relevant computer code and equipment; and, (iii) the planning and modification success attained by the Company's suppliers and customers.


                          FOREIGN CURRENCY TRANSACTIONS

The Company derived 7% of its sales during fiscal 1998 from manufacturing operations in Brazil. The financial position and results of operations of the Company's subsidiary in Brazil is measured in Brazilian Reais and translated into U.S. Dollars. With respect to 65% of this subsidiary's sales, expenses associated therewith are generally incurred in Brazilian Reais, but sales are generated in U.S. Dollars. As such, results of operations with regard to these sales are directly influenced by a weakening or strengthening of the Brazilian Real versus the U.S. Dollar. The effects of foreign currency fluctuations are somewhat mitigated on the remainder of this subsidiary's sales by the fact that such sales and expenses associated therewith are generally incurred in Brazilian Reais and the reported income thereon will be higher or lower depending on a weakening or strengthening of the U.S. Dollar.

One percent of the Company's net assets at June 30, 1998 are based in Brazil and are translated into U.S. Dollars at the rate in effect as of that date (1.1501 Brazilian Reais per U.S. Dollar). Accordingly, the Company's consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. Dollar.

                        CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------------------------------------------
                                                                                               6.30.98            6.30.97
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash                                                                                        $   1,643,539      $  2,510,500
Accounts receivable                                                                            11,679,824         8,841,516
Inventories                                                                                     6,389,448         5,444,420
Prepaid expenses and other current assets                                                       1,088,543           722,020
                                                                                            -------------      ------------

Total current assets                                                                           20,801,354        17,518,456
                                                                                            -------------      ------------

Deposits on equipment                                                                           4,411,227         2,642,269
Property, plant and equipment, net                                                             64,421,470        53,291,418
Goodwill and other intangible assets, net                                                      14,365,729         6,443,364
Restricted cash and equivalents                                                                 5,007,524
Other long-term assets                                                                          4,442,067         3,742,321
                                                                                            -------------      ------------

Total Assets                                                                                 $113,449,371       $83,637,828
                                                                                            =============      ============

Liabilities and Shareholders' Equity Current liabilities:
Current maturities of long-term obligations                                                 $   6,553,588      $  5,905,541
Accounts payable                                                                                7,830,564         4,398,050
Accrued liabilities:
  Salaries and bonuses                                                                          1,955,741           839,416
  Due to The Hamilton Group                                                                       171,925         1,000,000
  Other                                                                                         1,163,529         1,072,523
                                                                                            -------------      ------------

Total current liabilities                                                                      17,675,347        13,215,530
                                                                                            -------------      ------------

Long-term obligations, net of current maturities                                               37,850,874        25,191,778
Deferred taxes                                                                                 10,051,018         7,802,000
Deferred credits and other                                                                        561,288           813,550
Minority interest                                                                               2,249,935

Shareholders' equity:
Preferred stock - no par value, 200,000 shares authorized; no shares issued or outstanding
Common stock - no par value, 10,000,000 shares authorized; 6,102,568 and 5,711,587
     shares issued and outstanding as of June 30, 1998 and 1997, respectively                  31,840,086        26,270,940
Deferred compensation                                                                            (490,833)         (645,833)
Cumulative effect of foreign currency translation adjustments                                     (33,896)
Retained earnings                                                                              13,745,552        10,989,863
                                                                                            -------------      ------------

Total shareholders' equity                                                                     45,060,909        36,614,970
                                                                                            -------------      ------------

Total Liabilities and Shareholders' Equity                                                   $113,449,371       $83,637,828
                                                                                            =============      ============

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


--------------------------------------------------------------------------------------------------------------------------
For the year ended                                                6.30.98                6.30.97               6.30.96
--------------------------------------------------------------------------------------------------------------------------
Sales                                                            $90,361,063            $61,986,238           $57,711,295
Cost of sales                                                     69,435,961             48,617,727            44,231,105
                                                                 -----------           -----------           -----------
Gross profit                                                      20,925,102            13,368,511            13,480,190
Selling, general and administrative expenses                       5,878,853             3,577,373             3,373,622
Other operating expenses                                             207,500               207,500               207,500
                                                                 -----------           -----------           -----------
Income from operations                                            14,838,749             9,583,638             9,899,068
Interest and other expenses, net                                   2,718,720             1,345,533             1,396,155
Minority interest in net income                                      166,067
                                                                 -----------           -----------           -----------
Income before tax provision                                       11,953,962             8,238,105             8,502,913
Tax provision                                                      4,212,582             2,827,139             2,913,866
                                                                 -----------           -----------           -----------
Net Income                                                       $ 7,741,380           $ 5,410,966           $ 5,589,047
                                                                 ===========           ===========           ===========

Basic Net Income Per Share                                             $1.28                  $.90                  $.94
                                                                 ===========           ===========           ===========
Diluted Net Income Per Share                                           $1.24                  $.89                  $.92
                                                                 ===========           ===========           ===========

Basic Weighted Average Shares Outstanding                          6,040,147             5,989,674             5,968,619
Diluted Weighted Average Shares Outstanding                        6,245,711             6,066,899             6,067,215


See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Cumulative
                                                                                      Effect of
                                                                                       Foreign
                                                                    Deferred          Currency
                                        Common Stock                Compen-          Translation     Retained
                                 Shares            Amount            sation          Adjustments     Earnings             Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, 7.1.95                 5,140,882       $19,354,444          ($955,833)                     $6,819,217         $25,217,828

Net income                                                                                           5,589,047           5,589,047
Share dividend                    257,293         3,505,616                                         (3,507,130)             (1,514)
Exercise of stock options,
   including related tax
   benefits                        15,700           137,786                                                                137,786
Contribution of shares to
   401(k) plan, net of share
   issuance costs                  14,007           187,702                                                                187,702
Amortization of deferred
   compensation                                                        155,000                                             155,000
                                ---------       -----------          ----------                    -----------         -----------
Balance, 6.30.96                5,427,882        23,185,548           (800,833)                      8,901,134          31,285,849

Net income                                                                                           5,410,966           5,410,966
Share dividend                    271,292         2,984,212                                         (2,985,335)             (1,123)
Cash dividends                                                                                        (336,902)           (336,902)
Exercise of stock options,
   including related tax
   benefits                        12,413           101,180                                                                101,180
Amortization of deferred
   compensation                                                        155,000                                             155,000
                                ---------       -----------          ----------                    -----------         -----------
Balance, 6.30.97                5,711,587        26,270,940           (645,833)                     10,989,863          36,614,970

Net income                                                                                           7,741,380           7,741,380
Share dividend                    286,550         4,512,895                                         (4,514,603)             (1,708)
Cash dividends                                                                                        (471,088)           (471,088)
Exercise of stock options,
   including related tax
   benefits                       104,431         1,056,251                                                              1,056,251
Foreign currency translation
   adjustments                                                                         ($33,896)                           (33,896)
Amortization of deferred
   compensation                                                        155,000                                             155,000
                                ---------       -----------          ----------        ---------   -----------         -----------
Balance, 6.30.98                6,102,568       $31,840,086          ($490,833)        ($33,896)   $13,745,552         $45,060,909
                                =========       ===========          ==========        =========   ===========         ===========



See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



---------------------------------------------------------------------------------------------------------------------------
For the year ended                                                  6.30.98               6.30.97               6.30.96
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Cash received from customers                                       $89,784,141           $62,762,333           $57,135,200
Cash paid to suppliers and employees                               (64,794,377)          (46,544,216)          (42,244,679)
Income taxes paid                                                   (2,396,115)           (1,395,000)           (1,475,000)
Interest paid                                                       (2,507,465)           (1,257,225)           (1,349,677)
                                                                --------------          ------------          ------------
Net Cash Provided by Operating Activities                           20,086,184            13,565,892            12,065,844
                                                                --------------          ------------          ------------

Cash flows from investing activities:
Capital expenditures                                               (17,483,668)          (10,205,483)           (9,196,498)
Proceeds from sale of fixed assets                                     384,868                 7,050               235,850
Purchase of net assets of The Hamilton Group                          (890,884)          (16,868,594)
Purchase of majority interest in Autocam do Brasil                  (5,425,475)
Payment of life insurance premiums and other                          (435,283)             (473,578)             (401,850)
                                                                --------------          ------------          ------------
Net Cash Used in Investing Activities                              (23,850,442)          (27,540,605)           (9,362,498)
                                                                --------------          ------------          ------------

Cash flows from financing activities:
Repayments of line of credit, net                                     (126,521)                                   (162,000)
Proceeds from issuance of long-term obligations                     14,825,000            19,332,853             4,025,000
Increase in restricted cash and equivalents                         (5,007,524)
Principal payments of long-term obligations                         (6,888,417)           (4,060,549)           (5,244,275)
Cash dividends paid                                                   (472,796)             (338,023)               (1,514)
Proceeds from exercise of employee stock options and other             567,555                84,181               102,670
                                                                --------------          ------------          ------------
Net Cash Provided by (Used in) Financing Activities                  2,897,297            15,018,462            (1,280,119)
                                                                --------------          ------------          ------------
Net increase (decrease) in cash                                       (866,961)            1,043,749             1,423,227
Cash at beginning of period                                          2,510,500             1,466,751                43,524
                                                                --------------          ------------          ------------
Cash at End of Period                                             $  1,643,539          $  2,510,500          $  1,466,751
                                                                ==============          ============          ============



See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The accompanying consolidated financial statements include the accounts of Autocam Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations - The Company designs and manufactures close-tolerance, specialty metal alloy components for mechanical and electromechanical systems using turning, grinding and milling processes. Currently, the company manufactures components for use on fuel and braking systems, medical devices and computer electronics. It has six manufacturing facilities in the United States and three in Brazil. Its customers are located primarily in North America, Brazil, Austria and Germany.

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

Financial instruments of the Company consist principally of cash, accounts receivable and payable, and debt. The carrying amounts of all financial instruments approximate estimated fair value. The Company has determined the estimated fair value amounts using available market information and valuation methodologies (see note 5).

Inventories are stated at the lower of standard cost, which approximates actual cost, on a first-in, first-out (FIFO) basis, or market.

Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements                      31 years
Leasehold improvements                          3 to 12 years
Machinery and equipment                         3 to 12 years
Furniture and fixtures                          5 to 10 years

Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense. When properties are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is recognized in the results of operations. Gains arising from sale and leaseback transactions are deferred for amortization to income over the lives of the related operating leases.

Goodwill and other intangible assets consists primarily of amounts paid in excess of the fair value of acquired net assets and are being amortized over estimated useful lives, ranging from 5 to 40 years, on a straight-line basis. The amounts are shown net of accumulated amortization of $447,500 and $17,100 as of June 30, 1998 and 1997, respectively. Amortization expense totaled $448,700, $3,700 and $3,700 for the years ended June 30, 1998, 1997 and 1996, respectively.

Restricted cash and equivalents consists of highly-liquid investments with original maturities of three months or less at the date of purchase, restricted for use in connection with the building of a new manufacturing facility and purchasing equipment for such facility.

Other long-term assets consists primarily of the cash surrender value of keyman life insurance policies, receivables from officers and certain key employees under split-dollar life insurance agreements, and a payment for an option to purchase real estate (see Note 9).

Deferred compensation - Unearned deferred compensation, recorded as an offset to shareholders' equity, is being amortized on a straight-line basis over the ten-year life of the associated employment agreement.

Revenue recognition - sales are recognized at the time product is shipped.

Income taxes - Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (see Note 7).

Net income per share - The Company has Adopted Statement of Financial Accounting Standard No. 128, Earnings Per Share. As required by this standard, basic net income per share excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted net income per share assumes the issuance of common stock for options outstanding under the Company's incentive stock option plan. Weighted average shares outstanding were determined as follows:

----------------------------------------------------------------------------------------------------------
For the year ended                                           6.30.98           6.30.97          6.30.96
----------------------------------------------------------------------------------------------------------

Weighted average shares outstanding                           6,040,147        5,989,674        5,968,619
Dilutive effect of common stock options                         205,564           77,225           98,596
                                                              ---------        ---------        ---------
Shares applicable to diluted net income                       6,245,711        6,066,899        6,067,215
                                                              =========        =========        =========

All share and per share amounts have been adjusted for the effects of share dividends and splits.

Derivatives - The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage foreign currency rate risks arising out of the Company's purchases of certain machinery and equipment (see Note 6). Gains or losses on foreign currency futures contracts are deferred and included in the cost of machinery and equipment purchased.

Stock-based compensation - The Company has adopted Statement of Financial Accounting Standard No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, and as permitted by this standard, will continue to apply the recognition and measurement principles prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to its stock-based compensation (see Note 10).

New Accounting Standards - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and No. 131 ("SFAS 131"), Disclosures About Segments of an Enterprise and Related Information. SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components. SFAS 131 establishes standards for defining operating segments and the reporting of certain information regarding operating segments. Because these statements only impact how financial information is disclosed in interim and annual reports, the adoption will have no impact on the Company's financial condition or results of operations. Both accounting standards are effective for the Company's fiscal year ending June 30, 1999.

Reclassifications - Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

                            2. BUSINESS COMBINATIONS

Effective January 1, 1998, the Company purchased 51% of the common stock of Qualipart Industria E Comercio, Ltda. ("Qualipart"; subsequently renamed, Autocam do Brasil Usinagem, Ltda., or "Autocam do Brasil") from its parent, Propart Corporation ("Propart"). The purchase price was satisfied through the payment of $5.2 million in cash and the issuance of a $5 million note payable to Propart, which remains as the minority shareholder of Autocam do Brasil. Autocam do Brasil is a contract manufacturer of precision-machined gasoline and diesel fuel injection components to the transportation industry. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. Cost in excess of the fair value of the net assets acquired (goodwill) of $7,462,300 is being amortized over 40 years on a straight-line basis. The final purchase price could be reduced by a maximum of $2,500,000 if earnings before interest and taxes during the eighteen months ending June 30, 1999 do not meet agreed-upon levels, and accordingly, may affect the preliminary purchase price allocation.

Autocam-Pax, Inc. ("Autocam-Pax"), a wholly-owned subsidiary of the Company, was formed in June 1997, solely for the purpose of acquiring certain assets and assuming certain liabilities of Dowagiac Manufacturing Company and Hamilton-Pax, Inc. Autocam-Pax is engaged primarily in the manufacture of close-tolerance, specialty metal alloy components for automotive braking systems. On June 30, 1997, the acquisition was consummated for $18,081,000 in cash consideration and the assumption of $699,000 in liabilities. Of the total purchase price, $1,000,000 was held in escrow as contingent consideration until the related contingencies were discharged. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. During fiscal 1998, the parties agreed to certain amendments to the purchase agreement, and as a result, the purchase price allocation changed. Such amounts were finalized during fiscal 1998 resulting in cost in excess of the fair value of the net assets acquired (goodwill) of $7,196,600, which is being amortized over 20 years on a straight-line basis.

The Consolidated Statements of Operations for fiscal 1998 include the results of Autocam-Pax as the transaction was consummated on the last day of fiscal 1997. The Consolidated Statements of Operations for fiscal 1998 include the results of Autocam do Brasil subsequent to January 1, 1998. The following unaudited pro forma information presents summary Consolidated Statements of Operations data of the Company as if the acquisitions had occurred at the beginning of the earliest period presented below. These pro forma results are based upon assumptions considered appropriate by management and include adjustments as considered necessary in the circumstances. Such adjustments include interest expense that would have been incurred to finance the purchase, less depreciation expense based on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transaction. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisitions taken place on July 1, 1996 or which may be reported in the future.

----------------------------------------------------------------------------------------------------------------------------
For the year ended (unaudited)                                                             6.30.98              6.30.97
----------------------------------------------------------------------------------------------------------------------------

Sales                                                                                       $97,005,700         $82,721,300
Net income                                                                                    7,783,800           6,621,900
Diluted net income per share                                                                      $1.25               $1.09


                                 3. INVENTORIES

Inventories consist of the following:

---------------------------------------------------------------------------------------------------------------------------
                                                                                         6.30.98                6.30.97
---------------------------------------------------------------------------------------------------------------------------

Raw materials                                                                          $1,510,100             $1,389,735
Production supplies                                                                     1,249,170              1,163,588
Work in-process                                                                         2,501,324              2,073,987
Finished goods                                                                          1,128,854                817,110
                                                                                       ----------             ----------
Total Inventories                                                                      $6,389,448             $5,444,420
                                                                                       ==========             ==========

                        4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

---------------------------------------------------------------------------------------------------------------------------
                                                                                         6.30.98                 6.30.97
---------------------------------------------------------------------------------------------------------------------------

Land and improvements                                                                  $  1,768,504           $  1,842,781
Buildings and improvements                                                                6,814,988              6,869,861
Leasehold improvements                                                                      417,866                340,014
Machinery and equipment                                                                  73,222,104             59,268,918
Furniture and fixtures                                                                    3,931,500              2,543,855
Construction in progress                                                                  2,451,441                 57,546
                                                                                       ------------           ------------
Total                                                                                    88,606,403             70,922,975
Accumulated depreciation and amortization                                               (24,184,933)           (17,631,557)
                                                                                       ------------           ------------
Property, Plant and Equipment, Net                                                      $64,421,470            $53,291,418
                                                                                       ============           ============

                                      E-15

                            5. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

----------------------------------------------------------------------------------- ------------------ --- -------------------
                                                                                         6.30.98                6.30.97
----------------------------------------------------------------------------------- ------------------ --- -------------------
Term notes payable to banks - payable in equal monthly installments, plus interest at fixed rates ranging from 6.4% to 9.25%; due through October
     2003
                                                                                         $22,051,244            $21,599,739
Industrial Revenue Bonds - payable in annual installments beginning December
     1998; interest paid monthly at variable interest rates, reset weekly by the
     remarketing agent (3.7% per annum as of June 30, 1998)                                9,000,000
Note payable to Propart Corporation - principal payable in five equal annual installments beginning January 2004; interest at 12% per annum, payable
     quarterly                                                                             4,320,187
Mortgage payable to bank - payable in monthly installments, including interest at
     9.35%; due February 2000                                                                946,697              1,039,234
Second mortgage payable to bank - payable in monthly installments, including interest at 1/2% below LIBOR (7.29% per annum at June 30, 1998); due July 2003
                                                                                             948,035              1,007,829
Revolving credit note with bank - interest due monthly at 1/2% below the bank's
     prime rate (8% at June 30, 1998); due October 1999                                    7,000,800              6,782,853
Other                                                                                        137,499                667,664
                                                                                         -----------            -----------

Total                                                                                     44,404,462             31,097,319
Less current maturities                                                                    6,553,588              5,905,541
                                                                                         -----------            -----------
Long-Term                                                                                $37,850,874            $25,191,778
                                                                                         ===========            ===========

The Company has a master loan agreement (the "Agreement") with a bank which includes a $13.5 million revolving credit note, a $10 million acquisition term note, a $6 million equipment line of credit, and a $1.2 million acquisition mortgage note. Terms of the Agreement require that the Company maintain minimum levels of net worth and not exceed certain leverage ratios. Substantially all machinery and equipment of the Company have been offered as collateral for loans under the Agreement.

The following portions of the revolving credit note have been reserved:
$1,500,000 for foreign currency futures contracts, and $880,000 for two letters of credit. As of June 30, 1998, the remaining availability under the revolving line of credit was $4,119,200. No amounts are outstanding as of June 30, 1998 under the equipment line of credit. Borrowings under the equipment line of credit may be retired over a period not to exceed six years with either variable or fixed interest rates.

In January 1998, the Company issued a $5.2 million term note payable to a bank and issued a $5 million note payable to Propart in connection with the Company's acquisition of a 51% ownership interest in the common stock of Qualipart.

In December 1997, the Company issued Industrial Revenue Bonds totaling $9 million through the State of Michigan Strategic Fund in order to partially fund the construction of a new manufacturing facility in Marshall, Michigan and to purchase certain new equipment for that facility. The net proceeds from this bond offering are included in Restricted Cash and Equivalents. Certain land and equipment, a building and an irrevocable letter of credit issued by the Company through its bank have been offered as collateral for the bonds.

At June 30, 1998, the annual aggregate maturities of long-term obligations for each of the five years subsequent thereto were as follows:


--------------------------------------------------------------------------------
Year ending 6.30
--------------------------------------------------------------------------------

1999                                                             $  6,553,588
2000                                                               13,810,541
2001                                                                5,221,541
2002                                                                3,593,405
2003                                                                2,987,841
Thereafter                                                         12,237,546
                                                                 ------------
Total                                                             $44,404,462
                                                                  ===========

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt was $45,582,400 as of June 30, 1998.


                                 6. COMMITMENTS

The Company leases a building and certain equipment under noncancellable operating leases. The operating leases generally contain renewal and purchase options at fair market value at the end of the lease terms. The Company also leased certain equipment under a capital lease. Such assets were purchased and the associated debt retired in November 1997. The cost and accumulated amortization of the Company's assets formerly under the capital lease were as shown below:

--------------------------------------------------------------------------------
                                                                    6.30.97
--------------------------------------------------------------------------------

Machinery and equipment                                            $1,321,700
Less accumulated amortization                                         593,200
                                                                  -----------
Total                                                              $  728,500
                                                                   ==========

Amortization of machinery and equipment under capital leases, determined on a straight-line basis over the useful lives of the assets, amounted to $42,600, $127,800 and $242,900 for the years ended June 30, 1998, 1997 and 1996, respectively.

Minimum future lease payments under noncancellable operating leases (including noncancellable operating leases with the Company's majority shareholder -- see
Note 9) as of June 30, 1998 are summarized as follows:

--------------------------------------------------------------------------------
Year ending 6.30
--------------------------------------------------------------------------------

1999                                                             $  3,809,800
2000                                                                3,676,300
2001                                                                3,191,900
2002                                                                2,333,700
2003                                                                1,805,600
Thereafter                                                          2,647,300
                                                                 ------------
Total                                                             $17,464,600
                                                                  ===========

Rent expense under operating leases summarized above was $3,460,300, $3,104,100 and $3,535,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

As of June 30, 1998, the Company had noncancellable purchase commitments for machinery and equipment totaling $8,159,600. In accordance with terms of the purchase agreements, final acceptance of such equipment is contingent upon the equipment demonstrating certain capabilities as documented in Company purchase orders. The Company has entered into two foreign currency futures contracts to reduce the impact of changes in foreign currency rates on firm commitments to purchase equipment. Under the contracts, the Company is obligated to purchase 1,345,400 Swiss Francs at a weighted-average rate of 1.50 Swiss Francs per U.S. Dollar. The contracts expire in August 1998.


                               7.  INCOME TAXES

The provisions for income taxes consist of the following:


---------------------------------------------------------------------------------------------------------------------------
                                                                                 6.30.98          6.30.97           6.30.96
---------------------------------------------------------------------------------------------------------------------------

Current                                                                       $2,361,500       $1,447,100        $1,220,900
Deferred                                                                       1,851,082        1,380,039         1,692,966
                                                                             -----------      -----------       -----------
Total                                                                         $4,212,582       $2,827,139        $2,913,866
                                                                              ==========       ==========        ==========

The Company`s effective income tax rate differs from the United States Federal
("Federal") statutory tax rate as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                            6.30.98          6.30.97            6.30.96
---------------------------------------------------------------------------------------------------------------------------

Tax at Federal statutory rate                                                  34.0%            34.0%              34.0%
Research and development credit                                                (0.5)            (0.7)
State income taxes                                                              0.4
Effect of foreign operation                                                     0.6
Other                                                                           0.7              1.0                 .3
                                                                              -----            -----              -----
Effective Tax Rate                                                             35.2%            34.3%              34.3%
                                                                               ====             ====               ====

Temporary  differences  that give rise to  deferred  tax assets and  liabilities  at June 30,  1998 and 1997 are as follows:

------------------------------------------------------- ---------------------------------- -----------------------------------
                                                                     6.30.98                            6.30.97
                                                            Asset            Liability        Asset             Liability
------------------------------------------------------- --------------- -- --------------- ------------ --- ------------------
Depreciation                                                                $  8,365,900                        $6,740,000
Deferred compensation                                                            223,400                           294,000
Domestic international sales corporation income                                1,125,200                           911,000
Accrued expenses                                           $215,800                          $98,000
Other                                                                            336,518                          (143,000)
                                                          ---------        --------------  ---------           -----------
Total Deferred Taxes                                       $215,800          $10,051,018     $98,000            $7,802,000
                                                           ========          ===========     =======            ==========

On July 1, 1998, the Company established a foreign sales corporation, and in conjunction therewith, intends to terminate its interest-charged domestic international sales corporation in the first quarter of fiscal 1999. Upon dissolution, Federal income tax expense of $265,000 will be recognized.

Undistributed earnings of the Company's Brazilian subsidiary amounted to $170,600 at June 30, 1998. All of these earnings are considered to be indefinitely reinvested, and accordingly, a provision for Federal and state income taxes has not been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in Brazil. In the event that its Brazilian subsidiary's earnings were distributed, U.S. income taxes, net of foreign credits, would be immaterial.

          8.   GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMER INFORMATION

The Company operates in a single industry -- precision metal machining. For fiscal 1997 and 1996, the Company had no foreign operations. Information about the Company by geographic operating area for fiscal 1998 is presented below:


-----------------------------------------------------------------------------------------------------------------------------
For the year ended                                                                                               6.30.98
-----------------------------------------------------------------------------------------------------------------------------

Sales to Unaffiliated Customers from Company Facilities Located in:
United States                                                                                                   $84,235,573
Brazil                                                                                                            6,125,490
                                                                                                              -------------
Total                                                                                                           $90,361,063
                                                                                                                ===========

Operating Profit of Company Facilities Located in:
United States                                                                                                   $14,277,109
Brazil                                                                                                              561,640
                                                                                                              -------------
Total                                                                                                           $14,838,749
                                                                                                                ===========

Identifiable Assets of Company Facilities Located in:
United States                                                                                                 $  98,205,614
Brazil                                                                                                           15,243,757
                                                                                                             --------------
Total                                                                                                          $113,449,371
                                                                                                               ============

Included in the United States sales to unaffiliated customers are export sales of $9,032,600, $8,485,000 and $7,961,500, for the years ended June 30, 1998,
1997 and 1996, respectively, with the majority being to a customer in Austria. The Company had two transportation industry customers that exceeded 10% of consolidated sales for each of the three years ended June 30, 1998. Sales to those customers were as follows:

---------------------------------------------------------------------------------------------------------------------------
For the year ended                                                             6.30.98          6.30.97           6.30.96
---------------------------------------------------------------------------------------------------------------------------

Transportation customer A                                                  $24,919,800      $28,188,500       $26,530,200
Transportation customer B                                                   24,359,700        9,572,800
Transportation customer C                                                                                      11,804,100
                                                                          ------------     ------------       -----------
Total                                                                      $49,279,500      $37,761,300       $38,334,300
                                                                           ===========      ===========       ===========


                         9. RELATED PARTY TRANSACTIONS

The Company leases certain production equipment from its majority shareholder under a long-term operating lease agreement. The lease, which expires in May 2001, grants the Company an option to purchase the equipment at the expiration of the lease term. Total lease expense, including amortization of a $234,800 initial payment over the lease term, was $351,000 for each period presented.

The Company leases a building from a partnership in which a director has a 50% interest under a ten-year, noncancellable operating lease expiring in March 2005. Annual rentals under the lease are $300,000, and for a consideration of $630,000 paid in March 1995, the Company obtained an option to purchase the building for $3,125,000 at the end of the lease term. The Company subleases a portion of this facility to Conway Products Corporation ("Conway"), an affiliate by virtue of the majority shareholder's 100% ownership of Conway. Income and reimbursement for utility costs under this sublease was $285,200, $259,600 and $231,500 in fiscal 1998, 1997 and 1996, respectively.

During fiscal 1996, the Company chartered its leased aircraft to the majority shareholder and others through AMR Executive Charters, Inc. ("AMR"), an affiliate by virtue of the majority shareholder's then 100% ownership interest of AMR. The Company received $96,000 in charter revenue from AMR during the year ended June 30, 1996, and $15,100, $7,800 and $10,800 in charter revenue from its majority shareholder during the years ended June 30, 1998, 1997 and 1996, respectively. The Company paid AMR $68,900 during fiscal 1996 for various services and merchandise consisting primarily of the purchase of aviation fuel at AMR's cost. The majority shareholder sold his interest in AMR during November 1995.

The Company has stock redemption agreements with its majority shareholder whereby the Company is obligated to redeem up to $23,000,000 of common shares following his and his spouse's death. The Company maintains joint life insurance policies in order to fund its obligations under the agreements.

The Company has receivables from its officers and certain key employees in connection with a life insurance program, collateralized by the cash surrender value of the related insurance policies. Amounts receivable from such employees, included in Other Long-Term Assets, were $1,217,200, $1,080,000 and $901,000 at June 30, 1998, 1997 and 1996, respectively, including $811,200, $713,000 and
$617,000, respectively, due from the majority shareholder.


                                10. COMMON STOCK

The Board of Directors approved and distributed five-percent common share dividends in each year during the three-year period ended June 30, 1998. The Board of Directors also approved 2 cent per share quarterly cash dividends in each fiscal quarter beginning with the second quarter of fiscal 1997.

The Company has reserved 787,500 common shares for issuance to employees under the 1991 Incentive Stock Option Plan (the "Plan"). Options are not exercisable prior to twelve months from or ten years after the grant date. Options granted vest at a rate of twenty percent annually over a five-year period. At June 30, 1998, 113,300 shares were available for future grants. Had the Company accounted for the Plan based on the fair value of awards at the grant dates as prescribed by SFAS 123, the Company's net income and net income per share would have been decreased as indicated below.

---------------------------------------------------------------------------------------------------------------------------
For the year ended                                                             6.30.98          6.30.97           6.30.96
---------------------------------------------------------------------------------------------------------------------------

Net Income:
                                  As reported                               $7,741,400       $5,411,000        $5,589,000
                                  -----------
                                   Pro forma                                 7,321,600        5,292,900         5,533,700
                                   ---------

Basic Net Income Per Share:
                                  As reported                                    $1.28             $.90              $.94
                                  -----------
                                   Pro forma                                      1.21              .88               .93
                                   ---------

Diluted Net Income Per Share:
                                  As reported                                    $1.24             $.89              $.92
                                  -----------
                                   Pro forma                                      1.17              .87               .91
                                   ---------

The effects of applying SFAS 123 on a pro forma basis may not be representative of the effects on reported pro forma net income for future years as the estimated compensation costs reflect only options vesting after June 30, 1995. Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with the following weighted-average assumptions: dividend yield, .48%; expected volatility, 45.09%; risk-free interest rate, 4%; and, expected life of options, 10 years.

Transactions of the Plan for each of the three years ended June 30, 1998 were as follows:


--------------------------------------------------------------------------------------------------------------------------
                                                                                                      Weighted Average Fair
                                                                                  Exercise Price     Value of Options Granted
                                                              Shares                  Ranges
--------------------------------------------------------------------------------------------------------------------------

Options Outstanding at 7.1.95                                340,535             $6.05 to $13.60
Fiscal 1996:
Options granted                                               53,493             $10.32 to $10.66             $6.17
Options exercised                                            (17,309)            $6.05  to $8.46
Options terminated                                           (10,253)            $6.05 to $13.60
                                                            --------
Options Outstanding at 6.30.96                               366,466             $6.05 to $13.60
Fiscal 1997:
Options granted                                               29,663             $8.46 to $10.42              $5.51
Options exercised                                            (13,034)            $6.05 to $8.46
Options terminated                                           (12,410)            $6.05 to $13.60
                                                            --------
Options Outstanding at 6.30.97                               370,685             $6.05 to $13.60
Fiscal 1998:
Options granted                                              257,029             $8.85 to $18.25              $6.18
Options exercised                                           (105,517)            $6.05 to $13.60
Options terminated                                           (22,040)            $6.80 to $18.25
                                                            --------
Options Outstanding at 6.30.98                               500,157             $6.05 to $18.25
                                                            ========

Exercise price ranges and weighted average remaining contractual lives of options exercisable as of June 30, 1998 are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                         Weighted Average
                                                                                  Exercise Price      Remaining Contractual
                                                              Shares                  Ranges               Life (Yrs.)
--------------------------------------------------------------------------------------------------------------------------

Fiscal 1992 grants                                            88,735              $6.05 to $7.48               3.36
Fiscal 1993 grants                                            14,874              $6.20 to $6.80               4.60
Fiscal 1994 grants                                            50,069             $8.46 to $10.28               5.13
Fiscal 1995 grants                                            16,610             $10.66 to $13.60              6.31
Fiscal 1996 grants                                            11,232             $10.32 to $10.66              7.32
Fiscal 1997 grants                                             4,815             $8.46 to $10.42               8.36
                                                             -------
Options Exercisable at 6.30.98                               186,335             $6.05 to $13.60               5.03
                                                             =======


                           11. EMPLOYEE BENEFIT PLANS

The Company maintains a self-funded medical and dental plan for the majority of its Kentwood, Michigan and Gaffney, South Carolina full-time employees. A third-party administrator makes benefit payments, and an estimate of the Company's liability for unpaid and incurred but not reported claims is accrued. Employees of the Company's other subsidiaries are enrolled in various insured group or governmental health plans.

The Company sponsors a 401(k) savings plan (the "Plan") for all qualified full-time employees. The Plan provides for a discretionary employer matching contribution that has historically been dollar-for-dollar up to $1,000 per participant. Expense incurred in connection with the Plan was $286,100, $246,300 and $204,100 for the years ended June 30, 1998, 1997 and 1996, respectively.

                     12. SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of net income to net cash provided by operating activities and other supplemental cash flow information:

------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED                                                        6.30.98              6.30.97             6.30.96
--------------------------------------------------------------------------------------------------------- --------------------

Net income                                                           $  7,741,380          $ 5,410,966         $ 5,589,047
Adjustments to reconcile net income to net cash provided by
     operating activities:
Depreciation and amortization                                           7,654,238            5,521,243           4,877,683
Deferred taxes                                                          2,101,100            1,397,000           1,720,000
Minority interest in net income                                           166,067
Other, net                                                                 77,628
Changes in assets and liabilities that provided (used) cash:
         Accounts receivable                                             (858,595)             814,851            (622,824)
         Inventories                                                      227,110              378,230            (362,599)
         Prepaid expenses and other current assets                         28,329              (65,094)            (69,146)
         Other long-term assets                                           202,904              212,838             274,368
         Accounts payable                                               2,147,885               76,074             312,900
         Accrued liabilities                                              427,942              (54,524)            134,616
         Deferred credits and other                                       170,196             (125,692)            211,799
                                                                     ------------          -----------         -----------
Net Cash Provided by Operating Activities                            $ 20,086,184          $13,565,892         $12,065,844
                                                                     ============          ===========         ===========

Details of acquisitions (see Note 2):
Fair value of assets acquired                                        $ 14,444,190          $18,828,917
Cash paid                                                              (5,446,920)         (16,868,594)
Note issued to Propart                                                 (4,834,687)
Professional fees and escrow amounts to be paid                          (130,000)          (1,260,989)
                                                                     ------------          -----------
Liabilities assumed                                                  $  4,032,583          $   699,334
                                                                     ============          ===========

The Company issued 5% share dividends during each year presented.

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders and Board of Directors of Autocam Corporation,

We have audited the accompanying consolidated balance sheets of Autocam Corporation and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of Autocam's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Autocam Corporation and subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Grand Rapids, Michigan
July 29, 1998