Form 10-K, Exhibit 13
period 1999-06-30
AUTOCAM CORP/MI
filed 1999-09-27
CIK 879235

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS


                                                               QUARTERLY RESULTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
                                         First Quarter            Second Quarter             Third Quarter         Fourth Quarter
In thousands, except per share
     data                               1999        1998         1999         1998         1999         1998      1999         1998
------------------------------------------------------------------------------------------------------------------------------------
Sales                                 $24,020    $ 17,429    $ 54,405     $ 21,795      $51,181      $24,790     $50,120    $26,347
Gross profit                            3,441       3,413       8,678        5,315        8,032        6,504       8,833      5,697
Income from operations                  1,646       2,361       6,000        3,939        5,305        4,783       5,824      3,755
Net income                                178       1,136       2,099        2,104        2,042        2,482       1,951      2,019
Diluted net income per share (1)      $   .03    $    .18    $    .32     $    .32      $   .32      $   .38     $   .30    $   .30


                                                                  SELECTED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data                  1999       1998         1997        1996          1995
------------------------------------------------------------------------------------------------------------------------------------
Statement of operations data:
Sales                                            $179,726    $ 90,361     $ 61,986      $57,711      $54,304
Gross profit                                       28,984      20,925       13,368       13,480       12,610
Income from operations                             18,776      14,839        9,583        9,899        9,374
Net income                                          6,270       7,741        5,411        5,589        5,233
Diluted net income per share (1)                 $    .96    $   1.18     $    .85      $   .88      $   .82
Cash dividends declared per share (1)            $    .08    $    .08     $    .05
Balance sheet data:
Current assets                                   $ 61,775    $ 20,801     $ 17,518      $13,768      $11,313
Total assets                                      229,491     113,449       83,638       59,812       52,990
Current liabilities                                39,671      17,675       13,216        9,241        9,163
Long-term obligations, net of current
     maturities                                   109,560      37,851       25,192       12,086       13,334
Deferred taxes                                     25,628      10,051        7,802        6,333        4,620
Minority interest                                   2,813       2,250
Shareholders' equity                               46,402      45,061       36,615       31,286       25,218


                                                                            STATISTICS

------------------------------------------------------------------------------------------------------------------------------------
                                                     1999        1998         1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
Book value per common share (1)                      7.36        7.03         5.82         5.03         4.04
Current ratio                                        1.56        1.18         1.33         1.49         1.23
Ratio of debt to equity                              2.46        0.99         0.85         0.51         0.68
Return on shareholders' equity                       13.7%       19.0%        15.9%        19.8%        23.3%

(1) All amounts adjusted to give effect to all common share dividends and splits issued in fiscal 1995-1999.

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


                              BUSINESS COMBINATIONS

Effective October 1, 1998, the Company, through its wholly-owned subsidiary, Autocam France SARL ("Autocam France"), a French limited liability company, acquired the rights to all the outstanding common shares of Compagnie Financiere du Leman SA, a French holding corporation, which owns all of the equity interest of Frank & Pignard SA ("F&P"), a French corporation, for 300 million French Francs ("FF"), the equivalent of $53 million. The Company has agreed to pay a maximum additional amount of FF60 million ($9.5 million as of June 30, 1999) based upon the ability of F&P to meet certain predetermined operating performance goals in 1999.

F&P, located in Cluses, France, is a leading manufacturer of precision-machined metal components consisting primarily of power steering, diesel fuel injection and braking system components to leading global transportation industry original equipment manufacturers and their tier-one suppliers. Through the stock purchase, which was accounted for under the purchase method of accounting, Autocam France acquired all the operating assets of F&P, and assumed all its liabilities, including $20 million in bank debt and leases of the manufacturing facilities.

The purchase price was financed through a $140 million credit facility (the "Agreement") with the Company's primary lending institution, as agent, which includes a $70 million five-year revolving credit facility used to refinance the Company's existing bank debt, a FF281 million ($50 million) five-year acquisition term note used directly to fund the purchase of F&P, and a FF112 million ($20 million) six-year term note used to refinance existing F&P debt.

Effective January 1, 1998, the Company purchased 51% of the common stock of Qualipart Industria E Comercio Ltda. ("Autocam do Brasil") from its parent, Propart Corporation ("Propart"). The purchase price was satisfied through the payment of $5.2 million in cash and the issuance of a $5 million note payable to Propart, which remains as the minority shareholder of Autocam do Brasil. Autocam do Brasil is a contract manufacturer of precision-machined gasoline and diesel fuel injection and electromechanical motor components to the transportation industry. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. The final purchase price was reduced during fiscal 1999 by $2.5 million as earnings before interest and taxes during the eighteen months ended June 30, 1999 did not meet agreed-upon levels. Cost in excess of the fair value of the net assets acquired (goodwill) of $3.3 million is being amortized over 40 years on a straight-line basis.

Autocam-Pax, Inc. ("Autocam-Pax"), a wholly-owned subsidiary of the Company, was formed in June 1997, for the purpose of acquiring certain assets and assuming certain liabilities of Dowagiac Manufacturing Company and Hamilton-Pax, Inc. (together, "Hamilton"). Autocam-Pax is engaged primarily in the manufacture of close-tolerance components for automotive braking systems. On June 30, 1997, the acquisition was consummated for $18.1 million in cash consideration and the assumption of $699,000 in liabilities. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. During fiscal 1998, the parties agreed to certain amendments to the purchase agreement, and as a result, the purchase price allocation changed. Such amounts were finalized during fiscal 1998 resulting in cost in excess of the fair value of the net assets acquired (goodwill) of $7.2 million, which is being amortized over 20 years on a straight-line basis.


                              RESULTS OF OPERATIONS

For the periods indicated, the following table presents the components of the Company's Consolidated Statements of Operations as a percentage of sales.


------------------------------------------------------------------------------------------------------------------------------
For the year ended                                                            6.30.99           6.30.98           6.30.97
------------------------------------------------------------------------------------------------------------------------------
Sales                                                                           100.0%            100.0%           100.0%
Cost of sales                                                                    83.9%             76.8%            78.4%
                                                                                -----             -----            -----
Gross profit                                                                     16.1%             23.2%            21.6%
Selling, general and administrative expenses                                      5.7%              6.7%             6.1%
                                                                                -----             -----            -----
Income from operations                                                           10.4%             16.5%            15.5%
Interest and other expenses, net                                                  4.5%              3.0%             2.2%
Minority interest in net income                                                    .3%               .2%
                                                                                -----             -----
Income before tax provision                                                       5.6%             13.3%            13.3%
Tax provision                                                                     2.1%              4.7%             4.6%
                                                                                -----             -----            -----
Net Income                                                                        3.5%              8.6%             8.7%
                                                                                =====             =====            =====

                                      SALES

The following table indicates the Company's sales (in thousands) and percentage of total sales by product application for the years ended June 30, 1999, 1998 and 1997.



------------------------------------------------------------------------------------------------------------------------------
For the year ended                                                  6.30.99                6.30.98               6.30.97
------------------------------------------------------------------------------------------------------------------------------
Fuel systems                                                 $ 82,298      45.8%     $51,672      57.2%      $45,700    73.7%
Power steering systems                                         43,076      24.0%
Braking systems                                                23,671      13.2%      18,226      20.2%        6,744    10.9%
Other transportation                                           19,027      10.5%       2,296       2.5%        1,416     2.3%
                                                             --------      ----      -------      ----       -------    ----
Total transportation                                          168,072      93.5%      72,194      79.9%       53,860    86.9%

Medical devices                                                 8,142       4.5%       9,907      11.0%        6,299    10.2%
Other                                                           3,512       2.0%       8,260       9.1%        1,827     2.9%

Sales increased $89,365,000, or 99%, from fiscal 1998 to 1999, and $28,375,000, or 46%, from fiscal 1997 to 1998. The Company gained market share through the acquisitions of F&P in October 1998 and Hamilton in June 1997 and the purchase of a controlling interest in Autocam do Brasil in January 1998 (the "Acquired Companies"). The Acquired Companies generated incremental sales of precision-machined components, mainly to the transportation industry, of $20,509,000 and $79,960,000 during fiscal 1998 and 1999, respectively.

The Company's rapid incremental growth in sales of fuel injection components of $5,972,000 and $30,626,000 during fiscal 1998 and 1999, respectively, can be primarily attributable to demand from customers of the Acquired Companies. Sales of fuel injection components to customers of certain of the Acquired Companies increased by $4,969,000 and $14,233,000 when comparing fiscal 1997 to 1998 and 1998 to 1999, respectively. The remainder of the sales growth can be attributed to increases in demand from North American-based customers on several new programs awarded the Company during fiscal 1997, 1998 and 1999.

Incremental growth in sales of braking system components of $11,482,000 and $5,445,000 during fiscal 1998 and 1999, respectively, can be primarily attributable to demand from customers of the Acquired Companies. Sales of braking system components to customers of certain of the Acquired Companies increased by $13,541,000 and $4,411,000 when comparing fiscal 1997 to 1998 and 1998 to 1999, respectively. The sales growth experienced between fiscal 1997 and 1998 attributable to the acquisitions was partially offset by the elimination of certain components manufactured by the Company, which were no longer utilized on a North American-based customer's new generation anti-lock braking system during fiscal 1997.

With the acquisitions of Autocam do Brasil and F&P, the Company assumed several contracts for the production of power steering components and other transportation components for electromechanical motors and electronic transmissions. This new business accounts for the majority of the increases in power steering and other transportation sales from fiscal 1998 to 1999.

Sales of components for medical device applications were $8,142,000 during fiscal 1999, an 18% decrease from fiscal 1998 sales of $9,907,000. Fiscal 1998 sales were 57% higher than fiscal 1997 levels. The Company manufactures components sold to the ophthalmic and cardiovascular surgical device industries. The increase in sales from fiscal 1997 to 1998 can be primarily attributed to the sale of cardiovascular stents. Sales of components for this product application increased $3.6 million during the year ended June 30, 1998. The decline in sales when comparing fiscal 1998 to 1999 can be primarily attributed to the cancellation of a contract with a significant cardiovascular stent customer in November 1998. The Company received $1,189,000 in fees from the customer for cancellation of the stent contract.

Other sales increased from fiscal 1997 to 1998 and then declined in fiscal 1999 due primarily to a temporary increase in sales of components to the computer electronics industry. During fiscal 1998, the Company produced and generated $6,458,000 in sales of components used in computer microprocessor subassemblies and specialty metal fasteners used in the manufacture of suspension assemblies for rigid disk drives. The Company had virtually no sales to this industry during fiscal 1999 as short product life cycles eliminated the use of these components.

Management believes that year-over-year sales growth in fiscal 2000 will range between 10-15%. The Company expects to generate $16 million in additional sales as it reports a full year of sales from its French operations. The remainder of the growth is expected to be generated through continued expansion of fuel, power steering and braking system component sales as new programs move toward full production. These sales gains are expected to be partially offset by a decline in sales of cardiovascular stents of $2.1 million caused by the stent contract cancellation referred to above.


                                  GROSS PROFIT

Gross profit, as a percentage of sales, for the years ended June 30, 1999, 1998 and 1997 was 16.1%, 23.2% and 21.6%, respectively. The decrease in gross profit margin from fiscal 1998 to 1999 can be attributed to several factors, the most significant of which were the following:

- The loss of significant cardiovascular stent and computer electronics contracts (see Sales) reduced gross profit (as a percentage of sales) by 2% in fiscal 1999 relative to 1998 as such contracts carried gross margins higher than those typically experienced in the transportation industry.

- The negative impact on margins of the labor work stoppage at General Motors during the Company's first fiscal quarter of 1999. The Company's ability to reduce costs, particularly labor, was largely dictated by the West Michigan market for skilled machinists. With an area unemployment rate of 2-3%, management concluded that laying off quality machinists in answer to a short-term demand decline would adversely affect the Company's ability to attain future growth objectives if it were unable to retain its skilled labor base.

- There has been a fundamental shift in the mix of sales by the Company's North American operations. In certain instances, customers have phased out mature products as they change from old to new generation fuel and braking systems. The Company historically experiences lower margins on new program start-ups until its continuous improvement efforts can improve manufacturing efficiencies and reduce waste. The Company was involved in five major program start-ups during fiscal 1999.

- The Company expected to begin production on a new braking system program for its largest customer in the summer of 1998. The program was delayed until the third quarter of fiscal 1999; however, the Company had the necessary labor and equipment resources in place as of July 1998. Once the program began, demand was much higher than the customer originally anticipated which resulted in additional labor and freight costs.

- The Company experienced manufacturing difficulties resulting from the transfer of production for a key customer of its Brazilian operation to one of its North American facilities. The customer expedited the timetable for this transfer of production, which caused the Company to incur significantly more start-up costs than originally anticipated depressing the Company's overall gross profit (as a percentage of sales) by one-half of one percentage point for fiscal 1999 when comparing to fiscal 1998.

- F&P generated a lower gross profit percentage than that historically generated by the Company during fiscal 1999, which reduced gross profit (as a percentage of sales) by nearly one-half of one percentage point when compared to fiscal 1998.

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

Management expects that fiscal 2000 gross profit, as a percentage of sales, will improve over fiscal 1999 levels primarily through growth in demand for new fuel systems program components that should allow for improved labor and equipment utilization typically gained through continuous improvement activities. Management also anticipates early benefits through cost savings derived from the implementation of production and inventory control systems at its foreign operations, and in the North American operations through various manufacturing cost improvements. Additionally, the absence of a labor strike at General Motors similar to that experienced in the first quarter of fiscal 1999 should positively impact gross profit.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, as a percentage of sales, were 5.7%, 6.7% and 6.1% in fiscal 1999, 1998 and 1997, respectively. These expenses increased monetarily during all periods presented commensurate with the growth in business. These expenses, as a percentage of sales, declined from fiscal 1998 to 1999 due primarily to the inclusion of F&P's operating results in the Company's 1999 Statement of Operations. F&P's selling, general and administrative expenses have historically approximated 4-4.5% of sales.

Selling, general and administrative expenses, as a percentage of sales, increased from fiscal 1997 to 1998 due primarily to the inclusion of Hamilton's and Autocam do Brasil's operating results in the Company's 1998 Statement of Operations. Combined selling, general and administrative expenses have historically approximated 8% of sales for these facilities.

Both the 1998 and 1999 fluctuations were also impacted by royalty expenses incurred in connection with the growth in sales of cardiovascular stents in fiscal 1998 and the subsequent decline in sales during fiscal 1999 (see Sales).

Management expects that selling, general and administrative expenses, as a percentage of sales, for fiscal 2000 will approximate those reported during the fourth quarter of fiscal 1999.


                        INTEREST AND OTHER EXPENSES, NET

Net interest and other expenses increased $5,385,000 between fiscal 1998 and 1999, and $1,374,000 between fiscal 1997 and 1998, primarily as a result of interest incurred on notes issued by the Company to fund the investments in the Acquired Companies. Management expects fiscal 2000 interest expense to monetarily increase over fiscal 1999 levels as a full year of interest expense is recognized on the debt issued in connection with the Company's acquisition of F&P, and in total, represent 4-4.5% of sales.


                         MINORITY INTEREST IN NET INCOME

Minority interest in net income represents Propart's 49% interest in the net income of Autocam do Brasil.


                                  TAX PROVISION

The Company's effective income tax rates were 37.5%, 35.2% and 34.3% for the years ended June 30, 1999, 1998 and 1997, respectively. The effective tax rate for fiscal 1999 exceeded the U.S. Federal statutory rate due primarily to the following:

- The recognition of French and Brazilian income taxes, which carry a statutory rate higher than that of the United States.
- The recognition of $265,000 in U.S. Federal income tax expense caused by the dissolution of the Company's interest-charged domestic international sales corporation during the first quarter.

The fiscal 1998 effective tax rate exceeded the U.S. Federal statutory rate due primarily to the recognition of Brazilian and U.S. state income taxes.

Management expects the Company's effective tax rate to approximate 38-39% during fiscal 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

Management believes that the Company has adequate credit facilities and cash available to meet its working capital and capital expenditure needs for the foreseeable future. The Agreement includes a $70 million five-year revolving credit facility, a $50 million five-year acquisition term note and a $20 million six-year term note. Principal obligations under the revolving credit facility are due at the expiration of the facility. Principal obligations under the $50 million and $20 million term notes are as follows:


In thousands                                              $50 million note             $20 million note
                                                          ----------------             ----------------
     Fiscal 2000                                              $  4,436
     Fiscal 2001                                                11,091
     Fiscal 2002                                                13,309
     Fiscal 2003                                                13,309
     Fiscal 2004                                                 2,217                    $11,036
     Thereafter                                                                             6,622
                                                                                          -------
     Total                                                    $ 44,362                    $17,658
                                                              ========                    =======

Interest is due monthly on all facilities under the Agreement at variable interest rates. The Agreement includes certain covenants requiring the Company to maintain minimum levels of tangible net worth and prohibits the Company from exceeding certain leverage ratios.

The January 1998 Autocam do Brasil acquisition was financed through bank borrowings and a note to Propart of $5.2 million and $5 million, respectively. The bank borrowings were refinanced using proceeds from the Company's revolving credit facility in October 1998. The note to Propart bears interest at 12% per annum to be paid quarterly. Although annual principal obligations under the note are not required to begin until 2004, the note balance was reduced during fiscal 1999 such that the amount outstanding as of June 30, 1999 was $631,000.

As of June 30, 1999, the Company had $18.7 million in availability under its revolving credit facility. Management anticipates retiring current maturities of long-term obligations with future operating cash flows. As of June 30, 1999, $113.4 million of the Company's long-term debt was subject to variable interest rates.

New equipment placed into service and deposits paid on future equipment purchases during the year ended June 30, 1999 totaling $26.6 million were financed through operating cash flows and bank borrowings ($24.8 million) and operating lease agreements ($1.8 million). During the year ended June 30, 1999, the Company borrowed $834,000 to purchase equipment formerly leased under operating lease agreements, resulting in annual cash flow improvements of $398,500.

In order to meet increased demand primarily from transportation customers, management will purchase $15-20 million of equipment over the next year (on which deposits of $2.8 million had been placed as of June 30, 1999). Management expects to finance these purchases with cash on hand, operating cash flows, operating leases, and/or bank borrowings.

                            IMPACT OF YEAR 2000 ISSUE

The Company recognizes the importance of the Year 2000 issue and has been giving high priority to it. In July 1998, the Company created a Year 2000 project team to supervise a comprehensive risk-based assessment of the Company's Year 2000 readiness. The team's objective is to ensure an uninterrupted transition into the Year 2000. The scope of the Year 2000 readiness effort includes software, hardware, electronic data interchange, manufacturing and lab equipment, environmental and safety systems, facilities, utilities and supplier readiness. Since the Company makes predominate use of recent operating versions of packaged computer applications in its business and believes such applications to be Year 2000 compliant, management considers the risk of a materially adverse effect on the operations of the Company to be remote. As of June 30, 1999, the Company had spent $16,000 in connection with the assessment phase of the project, which is now complete.

The Company is utilizing both internal and external resources to remediate and test all applications and computer, manufacturing and facilities equipment that may be adversely impacted by Year 2000 issues. The Company has completed the testing of the most serious Year 2000 compliance issues for information systems resident in North American facilities and is expected to complete testing at its foreign facilities by September 1999 at an additional cost not expected to exceed $50,000. Total costs to test and remediate its systems, if any, are not expected to exceed $150,000.

In addition to internal Year 2000 software and equipment remediation activities, the Company has contacted its key suppliers and all its electronic commerce customers to assess their compliance. There can be no absolute assurances that there will not be a materially adverse effect on the Company if third parties do not convert their systems in a timely manner and in a way that is compatible with the Company's systems. The Company believes that its diligent actions with suppliers and customers will minimize these risks. In any event, the Company believes that it has adequate back-up manual and contingency systems in place that will allow it to ship its primary products and invoice its customers in the unlikely event that its assessment, testing and remediation efforts do not detect a materially adverse Year 2000 compliance problem in its software or equipment or with its suppliers or customers.

The Company's current estimates of the amount of time and costs necessary to remediate and test its computer systems are based on the facts and circumstances existing at this time. The estimates were derived utilizing multiple assumptions of future events including the continued availability of certain resources, third-party modification plans and implementation success, and other factors. New developments may occur that could affect the Company's estimates of the amount of time and costs necessary to modify and test its systems for Year 2000 compliance. These developments include, but are not limited to, (i) the availability and cost of personnel trained in this area, (ii) the ability to locate and correct all relevant computer code and equipment, and (iii) the planning and modification success attained by the Company's suppliers and customers.


                          FOREIGN CURRENCY TRANSACTIONS

The Company derived 48% and 7% of its sales during fiscal 1999 and 1998, respectively, from manufacturing operations in France and Brazil. The financial position and results of operations of the Company's subsidiary in France are measured in French Francs and translated into U.S. Dollars. The effects of foreign currency fluctuations in France is somewhat mitigated by the fact that expenses are generally incurred in French Francs, and the reported net income thereon will be higher or lower, depending on a weakening or strengthening of the U.S. Dollar.

The financial position and results of operations of the Company's subsidiary in Brazil are measured in Brazilian Reais and translated into U.S. Dollars. With respect to 61% and 65% of this subsidiary's sales for fiscal 1999 and 1998, respectively, expenses associated therewith are generally incurred in Brazilian Reais, but sales are generated in U.S. Dollars. As such, results of operations with regard to these sales are directly influenced by a weakening or strengthening of the Brazilian Real versus the U.S. Dollar. The effects of foreign currency fluctuations are somewhat mitigated on the remainder of this subsidiary's sales by the fact that such sales and expenses associated therewith are generally incurred in Brazilian Reais and the reported income thereon will be higher or lower depending on a weakening or strengthening of the U.S. Dollar.

Six and fifteen percent of the Company's net assets at June 30, 1999 are based in France and Brazil, respectively, and are translated into U.S. Dollars at the exchange rates in effect as of that date (1.721 Brazilian Reais per U.S. Dollar, and 6.343 French Francs per U.S. Dollar, respectively). Accordingly, the Company's consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. Dollar.

In January 1999, the Brazilian government permitted the Real to trade freely against the U.S. Dollar, resulting in a significant devaluation of the Real versus the U.S. Dollar. During fiscal 1999, the total devaluation was 50%. Since the Brazilian economy is not considered to be hyperinflationary (as defined by U.S. generally accepted accounting principles), the Company expects no materially negative impact on its future earnings; however, the devaluation has impaired the book value of net assets employed by Autocam do Brasil, and it has negatively impacted comprehensive income. If the Brazilian economy were to lapse into a hyperinflationary cycle, a material weakening of the Real versus the U.S. Dollar could have an impact on the earnings of the Company.

On January 1, 1999, eleven of fifteen member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and adopted the Euro as their new common currency. The Euro will trade on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and December 31, 2001. Beginning on January 1, 2002, legacy currencies will be withdrawn from circulation. The Company has established plans to assess and address the potential impact to its French operations that may result from the Euro conversion. These issues include, but are not limited to, (i) the technical challenges to adapt information systems to accommodate Euro transactions, (ii) the impact on currency exchange rate risks, (iii) the impact on existing contracts, and (iv) tax and accounting implications. The Company expects that the Euro conversion will not have a materially adverse impact on its financial condition or results of operations.

                        CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands, except share information                                                6.30.99             6.30.98
------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash and equivalents                                                                          $   3,654           $    1,644
Accounts receivable                                                                              40,781               11,680
Inventories                                                                                      15,237                6,389
Prepaid expenses and other current assets                                                         2,103                1,088
                                                                                              ---------           ----------

Total current assets                                                                             61,775               20,801
                                                                                              ---------           ----------
Property, plant and equipment, net                                                              129,744               64,421
Goodwill and other intangible assets, net                                                        28,376               14,366
Assets held for sale                                                                                534
Restricted cash and equivalents                                                                                        5,008
Equipment deposits and other long-term assets                                                     9,062                8,853
                                                                                              ---------           ----------
Total Assets                                                                                  $ 229,491           $  113,449
                                                                                              =========           ==========
Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term obligations                                                   $   4,478           $    6,554
Accounts payable                                                                                 22,130                7,830
Accrued liabilities:
  Compensation and related withholdings                                                           9,683                1,956
  Other                                                                                           3,380                1,335
                                                                                              ---------           ----------
Total current liabilities                                                                        39,671               17,675
                                                                                              ---------           ----------
Long-term obligations, net of current maturities                                                109,560               37,851
Deferred taxes                                                                                   25,628               10,051
Deferred credits and other                                                                        5,417                  561
Minority interest                                                                                 2,813                2,250

Shareholders' equity:
Preferred stock - no par value, 200,000 shares authorized; no shares issued or outstanding
Common stock - no par value, 10,000,000 shares authorized; 6,306,993 and 6,102,568
     shares issued and outstanding as of June 30, 1999 and 1998, respectively                    34,572               31,840
Deferred compensation                                                                              (336)                (491)
Accumulated other comprehensive losses                                                           (3,306)                 (34)
Retained earnings                                                                                15,472               13,746
                                                                                              ---------           ----------
Total shareholders' equity                                                                       46,402               45,061
                                                                                              ---------           ----------
Total Liabilities and Shareholders' Equity                                                    $ 229,491           $  113,449
                                                                                              =========           ==========


See notes to consolidated financial statements.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


----------------------------------------------------------------------------------------------------------------------------
For the year ended                                                 6.30.99                6.30.98                6.30.97
----------------------------------------------------------------------------------------------------------------------------
Amounts in thousands, except per share data

Sales                                                             $ 179,726             $  90,361             $  61,986
Cost of sales                                                       150,742                69,436                48,618
                                                                  ---------             ---------             ---------
Gross profit                                                         28,984                20,925                13,368
Selling, general and administrative expenses                         10,208                 6,086                 3,785
                                                                  ---------             ---------             ---------
Income from operations                                               18,776                14,839                 9,583
Interest and other expenses, net                                      8,104                 2,719                 1,345
Minority interest in net income                                         645                   166
                                                                  ---------             ---------
Income before tax provision                                          10,027                11,954                 8,238
Tax provision                                                         3,757                 4,213                 2,827
                                                                  ---------             ---------             ---------
Net Income                                                        $   6,270             $   7,741             $   5,411
                                                                  =========             =========             =========
Basic Net Income Per Share                                        $     .99             $    1.22             $     .86
                                                                  =========             =========             =========
Diluted Net Income Per Share                                      $     .96             $    1.18             $     .85
                                                                  =========             =========             =========
Basic Weighted Average Shares Outstanding                             6,352                 6,342                 6,289
Diluted Weighted Average Shares Outstanding                           6,512                 6,558                 6,370

Statements of Comprehensive Income:
Net income                                                        $   6,270             $   7,741             $   5,411
Other comprehensive losses - Foreign currency
         translation adjustments                                     (3,272)                  (34)
                                                                  ---------             ---------
Comprehensive Income                                              $   2,998             $   7,707             $   5,411
                                                                  =========             =========             =========

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                                       Deferred          Other
                                         Common Stock                   Compen-      Comprehensive     Retained
                                    Shares           Amount             sation           Losses        Earnings             Total
------------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

Balance, 7.1.96                     5,428           $ 23,186              ($801)                        $  8,901           $31,286

Net income                                                                                                 5,411             5,411
Share dividend                        271              2,984                                              (2,985)               (1)
Cash dividends                                                                                              (337)             (337)
Exercise of stock options,
   including related tax
   benefits                            13                101                                                                   101
Amortization of deferred
   compensation                                                             155                                                155
                                                                          -----                                            -------
Balance, 6.30.97                    5,712             26,271               (646)                          10,990            36,615

Net income                                                                                                 7,741             7,741
Share dividend                        287              4,513                                              (4,515)               (2)
Cash dividends                                                                                              (470)             (470)
Exercise of stock options,
   including related tax
   benefits                           104              1,056                                                                 1,056
Foreign currency translation
   adjustments                                                                              ($34)                              (34)
Amortization of deferred
   compensation                                                             155                                                155
                                                                          -----                                            -------
Balance, 6.30.98                    6,103             31,840               (491)             (34)         13,746            45,061

Net income                                                                                                 6,270             6,270
Share dividend                        305              4,045                                              (4,047)               (2)
Share repurchases                    (115)            (1,438)                                                               (1,438)
Cash dividends                                                                                              (497)             (497)
Exercise of stock options,
   including related tax
   benefits                            14                125                                                                   125
Foreign currency translation
   adjustments                                                                            (3,272)                           (3,272)
Amortization of deferred
   compensation                                                             155                                                155
                                                                          -----                                            -------
Balance, 6.30.99                    6,307           $ 34,572              ($336)         ($3,306)       $ 15,472           $46,402
                                    =====           ========              =====          =======        ========           =======



See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------------------------------
For the year ended                                                   6.30.99               6.30.98                6.30.97
---------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

Cash flows from operating activities:
Cash received from customers                                        $ 175,734              $ 89,784                $ 62,762
Cash paid to suppliers and employees                                 (145,594)              (64,794)                (46,544)
Income taxes paid                                                      (1,174)               (2,396)                 (1,395)
Interest paid                                                          (7,637)               (2,508)                 (1,257)
                                                                    ---------              --------                --------
Net Cash Provided by Operating Activities                              21,329                20,086                  13,566
                                                                    ---------              --------                --------
Cash flows from investing activities:
Capital expenditures                                                  (25,682)              (17,484)                (10,205)
Proceeds from sale of fixed assets                                        737                   385                       7
Acquisitions, net of cash received                                    (54,164)               (6,316)                (16,869)
Decrease (increase) in restricted cash and equivalents                  5,008                (5,008)
Payment of life insurance premiums and other                              365                  (435)                   (474)
                                                                    ---------              --------                --------
Net Cash Used in Investing Activities                                 (73,736)              (28,858)                (27,541)
                                                                    ---------              --------                --------
Cash flows from financing activities:
Payments on (repayments of) line of credit
  borrowings, net                                                      10,742                  (127)
Proceeds from issuance of long-term obligations                        73,651                14,825                  19,333
Debt issue costs                                                       (1,815)
Principal payments of long-term obligations                           (26,740)               (6,888)                 (4,061)
Contributions from minority shareholder                                 1,031
Repurchase of common shares                                            (1,438)
Cash dividends paid                                                      (499)                 (473)                   (338)
Proceeds from exercise of employee stock options and other                106                   568                      84
                                                                    ---------              --------                --------
Net Cash Provided by Financing Activities                              55,038                 7,905                  15,018
                                                                    ---------              --------                --------
Effect of exchange rate changes on cash and equivalents                  (621)
                                                                    ---------              --------                --------
Net increase (decrease) in cash and equivalents                         2,010                  (867)                  1,043
Cash and equivalents at beginning of period                             1,644                 2,511                   1,468
                                                                    ---------              --------                --------
Cash and Equivalents at End of Period                               $   3,654              $  1,644                $  2,511
                                                                    =========              ========                ========



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

Nature of operations - The Company designs and manufactures close-tolerance, specialty metal alloy components for mechanical and electromechanical systems using turning, grinding and milling processes. Currently, the Company manufactures components for use on fuel, power steering and braking systems for the transportation industry and medical devices for the ophthalmic and cardiovascular surgery industries. It has six manufacturing facilities in the United States, two in France and three in Brazil. Its customers are located primarily in the United States, France, Germany, Austria and Brazil.

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

Goodwill and other intangible assets consist primarily of amounts paid in excess of the fair value of acquired net assets and are being amortized over estimated useful lives, ranging from 5 to 40 years, on a straight-line basis. The amounts are shown net of accumulated amortization of $1,227,000 and $447,500 as of June 30, 1999 and 1998, respectively. Amortization expense totaled $779,000, $448,700 and $3,700 for the years ended June 30, 1999, 1998 and 1997, respectively.

Assets held for sale consists of a building and improvements and real estate expected to be sold during fiscal 2000.

Equipment deposits and other long-term assets consists primarily of deposits on equipment to be placed into service in the future, the cash surrender value of keyman life insurance policies, receivables from officers and certain key employees under split-dollar life insurance agreements, and a payment for an option to purchase real estate (see Note 9).

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

Weighted average shares outstanding were determined as follows (amounts in thousands):



--------------------------------------------------------------------------------------------------------------
For the year ended                                             6.30.99          6.30.98           6.30.97
--------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                              6,352            6,342             6,289
Dilutive effect of common stock options                            160              216                81
                                                                 -----            -----             -----
Shares applicable to diluted net income                          6,512            6,558             6,370
                                                                 =====            =====             =====

All share and per share amounts have been adjusted for the effects of share dividends and splits.

Derivative and hedging activities - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, effective for the Company's fiscal year ending June 30, 2001. SFAS 133 expands the definition of the types of contracts considered to be derivatives, requires all derivatives to be recognized in the balance sheet as either assets or liabilities measured at their fair value and sets forth conditions in which a derivative instrument may be designated as a hedge. SFAS 133 further requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to be recorded to other comprehensive income or to offset related results on the hedged item in earnings. From time to time, the Company manages foreign currency exchange risk in relation to certain equipment purchases through the limited use of foreign currency futures contracts to reduce the impact of changes in foreign currency rates on firm commitments to purchase equipment, although no such contracts are outstanding as of June 30, 1999.

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

Reclassifications - Certain reclassifications have been made to the 1997 and 1998 financial statements to conform to the 1999 presentation.


                  2.       BUSINESS COMBINATIONS

Effective October 1, 1998, the Company, through its wholly-owned subsidiary, Autocam France SARL ("Autocam France"), a French limited liability company, acquired the rights to all the outstanding common shares of Compagnie Financiere du Leman SA, a French holding corporation, which owns all of the equity interest of Frank & Pignard SA ("F&P"), a French corporation, for 300 million French Francs ("FF"), the equivalent of $53 million. The final purchase price allocation has not been determined primarily due to the fact that the Company has agreed to pay a maximum additional amount of FF60 million ($9.5 million as of June 30, 1999) based upon the ability of F&P to meet certain predetermined operating performance goals in calendar 1999.

F&P, located in Cluses, France, is a leading manufacturer of precision-machined metal components consisting primarily of power steering, diesel fuel injection and braking system components to leading global transportation industry original equipment manufacturers and their tier-one suppliers. Through the stock purchase, which was accounted for under the purchase method of accounting, Autocam France acquired all the operating assets of F&P, and assumed all its liabilities, including $20 million in bank debt and leases of the manufacturing facilities. The purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. Cost in excess of the fair value of the net assets acquired (goodwill) of $19 million as of June 30, 1999 is being amortized over 40 years on a straight-line basis.

The purchase price was financed through a $140 million credit facility (the "Agreement") with the Company's primary lending institution, as agent, which includes a $70 million five-year revolving credit facility used to refinance the Company's existing bank debt, a FF281 million ($50 million) five-year acquisition term note used directly to fund the purchase of F&P, and a FF112 million ($20 million) six-year term note used to refinance existing F&P debt.

Effective January 1, 1998, the Company purchased 51% of the common stock of Qualipart Industria E Comercio Ltda. ("Autocam do Brasil") from its parent, Propart Corporation ("Propart"). The purchase price was satisfied through the payment of $5.2 million in cash and the issuance of a $5 million note payable to Propart, which remains as the minority shareholder of Autocam do Brasil. Autocam do Brasil is a contract manufacturer of precision-machined gasoline and diesel fuel injection and electromechanical motor components to the transportation industry. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. The final purchase price was reduced during fiscal 1999 by $2.5 million as earnings before interest and taxes during the eighteen months ended June 30, 1999 did not meet agreed-upon levels. Cost in excess of the fair value of the net assets acquired (goodwill) of $3.3 million is being amortized over 40 years on a straight-line basis.

Autocam-Pax, Inc. ("Autocam-Pax"), a wholly-owned subsidiary of the Company, was formed in June 1997, for the purpose of acquiring certain assets and assuming certain liabilities of Dowagiac Manufacturing Company and Hamilton-Pax, Inc. (together, "Hamilton"). Autocam-Pax is engaged primarily in the manufacture of close-tolerance components for automotive braking systems. On June 30, 1997, the acquisition was consummated for $18.1 million in cash consideration and the assumption of $699,000 in liabilities. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their relative fair market values. During fiscal 1998, the parties agreed to certain amendments to the purchase agreement, and as a result, the purchase price allocation changed. Such amounts were finalized during fiscal 1998 resulting in cost in excess of the fair value of the net assets acquired (goodwill) of $7.2 million, which is being amortized over 20 years on a straight-line basis.

The following unaudited pro forma information presents summary Consolidated Statements of Operations data of the Company as if the Autocam France and Autocam do Brasil acquisitions had occurred at the beginning of the earliest period presented below. These pro forma results are based upon assumptions considered appropriate by management and include adjustments as considered necessary in the circumstances. Such adjustments include interest expense that would have been incurred to finance the purchases, less depreciation expense based on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transactions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisitions taken place on July 1, 1997 or which may be reported in the future.

-----------------------------------------------------------------------------------------------------------------------------------
For the year ended (unaudited)                                                              6.30.99              6.30.98
-----------------------------------------------------------------------------------------------------------------------------------

Sales                                                                                         $199,417           $178,670
Net income                                                                                       6,470             11,514
Diluted net income per share                                                                  $    .99           $   1.76


                                 3. INVENTORIES


Inventories consist of the following:

-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands                                                                       6.30.99                6.30.98
-----------------------------------------------------------------------------------------------------------------------------------

Raw materials                                                                            $  3,179                  $1,510
Production supplies                                                                         3,010                   1,249
Work in-process                                                                             7,091                   2,501
Finished goods                                                                              1,957                   1,129
                                                                                         --------                  ------
Total Inventories                                                                        $ 15,237                  $6,389
                                                                                         ========                  ======


                        4. PROPERTY, PLANT AND EQUIPMENT


Property, plant and equipment consists of the following:

-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands                                                                      6.30.99                 6.30.98
-----------------------------------------------------------------------------------------------------------------------------------

Land and improvements                                                                     $    1,796               $  1,769
Buildings and improvements                                                                     8,953                  6,815
Leasehold improvements                                                                           501                    418
Machinery and equipment                                                                      146,867                 73,222
Furniture and fixtures                                                                         5,466                  3,931
Construction in progress                                                                       1,040                  2,451
                                                                                          ----------               --------
Total                                                                                        164,623                 88,606
Accumulated depreciation and amortization                                                    (34,879)               (24,185)
                                                                                          ----------               --------
Property, Plant and Equipment, Net                                                        $  129,744               $ 64,421
                                                                                          ==========               ========

                            5. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following (percentages represent interest rates in effect as of June 30, 1999):

-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands                                                                      6.30.99                6.30.98
-----------------------------------------------------------------------------------------------------------------------------------
Revolving credit loans with banks - principal payable October 2003; interest payable monthly at variable interest rates based on the bank's prime rate or
     LIBOR plus 2% (4.82%-7.37% per annum)                                               $  51,296
Acquisition term note with banks - principal payable in quarterly installments beginning in January 2000; interest payable monthly at variable interest
     rates based on LIBOR plus 3.75% (6.57% per annum)                                      44,362
Term note with banks - principal payable in quarterly installments beginning in
     July 2003; interest payable monthly at variable interest rates based on
     LIBOR plus .5% (3.17% per annum)                                                       17,658
Note payable to Propart Corporation - principal payable in five equal annual installments beginning January 2004; fixed interest at 12% per annum, payable
     quarterly                                                                                 631               $  4,320
Term notes payable to banks - refinanced October 1998                                                              22,051
Industrial Revenue Bonds - redeemed June 1999                                                                       9,000
Mortgages payable to bank - refinanced October 1998                                                                 1,895
Revolving credit note with bank - refinanced October 1998                                                           7,001
Lines of credit and other                                                                       91                    138
                                                                                         ---------               --------
Total                                                                                      114,038                 44,405
Less current maturities                                                                      4,478                  6,554
                                                                                         ---------               --------
Long-Term                                                                                $ 109,560               $ 37,851
                                                                                         =========               ========

In June 1999, the Company redeemed $8.6 million of Industrial Revenue Bonds using proceeds from its revolving credit loans.

In connection with the Agreement, all of the Company's existing bank debt was refinanced using a $70 million revolving credit facility. The U.S. Dollar-denominated portion of the revolving credit facility bears interest at the bank's prime rate. The multi-currency-denominated portion of the revolving credit facility bears interest at the London interbank offered rate (LIBOR) plus 2%. Interest is due monthly on all facilities under the Agreement at variable interest rates, all of which are subject to change if certain financial ratios are not maintained. The Agreement includes certain covenants requiring the Company to maintain minimum levels of tangible net worth and prohibits the Company from exceeding certain leverage ratios. As of June 30, 1999, the remaining availability under the revolving line of credit was $18.7 million.

In January 1998, the Company issued a $5.2 million term note payable to a bank and issued a $5 million note payable to Propart in connection with the Company's acquisition of a 51% ownership interest in the common stock of Autocam do Brasil.

As of June 30, 1999, the annual aggregate maturities of long-term obligations for each of the five years subsequent thereto were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
Year ending 6.30
-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

2000                                                                                                         $    4,478
2001                                                                                                             11,095
2002                                                                                                             13,312
2003                                                                                                             13,308
2004                                                                                                             64,677
Thereafter                                                                                                        7,168
                                                                                                             ----------
Total                                                                                                        $  114,038
                                                                                                             ==========

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt was $114,256,500 as of June 30, 1999.


                                 6. COMMITMENTS

The Company leases various buildings and equipment under non-cancellable operating leases. The operating leases generally contain renewal and purchase options at fair market value at the end of the lease terms. Minimum future lease payments under these leases as of June 30, 1999 are summarized as follows:


-----------------------------------------------------------------------------------------------------------------------------------
Year ending 6.30
-----------------------------------------------------------------------------------------------------------------------------------

Amounts in thousands
2000                                                                                                                $  4,552
2001                                                                                                                   3,601
2002                                                                                                                   3,007
2003                                                                                                                   2,718
2004                                                                                                                   2,307
Thereafter                                                                                                             6,888
                                                                                                                    --------
Total                                                                                                               $ 23,073
                                                                                                                    ========

Rent expense under operating leases summarized above was $4,176,600, $3,460,300 and $3,104,100 for the years ended June 30, 1999, 1998 and 1997, respectively.

As of June 30, 1999, the Company had non-cancellable purchase commitments for machinery and equipment totaling $8.1 million. In accordance with terms of the purchase agreements, final acceptance of such equipment is contingent upon the equipment demonstrating certain capabilities as documented in Company purchase orders.

                                 7. INCOME TAXES

The provisions for income taxes consist of the following:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                              6.30.99           6.30.98           6.30.97
-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

Current                                                                         $2,361            $2,362           $1,447
Deferred                                                                         1,396             1,851            1,380
                                                                                ------            ------           ------
Total                                                                           $3,757            $4,213           $2,827
                                                                                ======            ======           ======

The Company`s effective income tax rate differs from the United States Federal ("Federal") statutory tax rate as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                              6.30.99           6.30.98           6.30.97
-----------------------------------------------------------------------------------------------------------------------------------

Tax at Federal statutory rate                                                   34.0%             34.0%            34.0%
Termination of domestic international sales corporation                          2.7
Effect of foreign operations, net of related tax credits                         2.7               0.6
Other                                                                           (1.9)              0.6              0.3
                                                                                ----              ----             ----
Effective Tax Rate                                                              37.5%             35.2%            34.3%
                                                                                ====              ====             ====


Temporary differences that give rise to deferred tax assets and liabilities are as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                       6.30.99                            6.30.98
                                                              Asset            Liability         Asset           Liability
-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

Domestic international sales corporation income                                 $  1,243                          $  1,125
Accrued expenses                                                $346                              $216
Foreign tax credits                                              192
Valuation allowance on foreign tax credits                      (192)
Depreciation and other                                                            24,385                             8,926
                                                                                --------                           -------
Total Deferred Taxes                                            $346            $ 25,628          $216            $ 10,051
                                                                ====            ========          ====             =======

On July 1, 1998, the Company established a foreign sales corporation, and in conjunction therewith, terminated its interest-charged domestic international sales corporation and recognized Federal income tax expense of $265,000 during the first fiscal quarter of 1999.

Undistributed earnings of the Company's French and Brazilian subsidiaries amounted to $2,972,000 and $604,400, respectively, as of June 30, 1999. A provision has been made for the Federal income tax effect of distributing the balance of the earnings from F&P to Autocam France. No provision has been made for the French withholding tax effects that would result from the repatriation of the undistributed earnings, as there is no plan to repatriate the earnings outside of France in the foreseeable future. In the event that these earnings were distributed to the United States, a French withholding tax of $118,000 would be due. The additional tax obligation of distributing the Brazilian earnings, which are deemed to be permanently reinvested, would not be significant.

                         8. BUSINESS SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standard No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information, which requires companies to report certain information about their operating segments, products, geographic areas of operation and major customers.

The Company has three operating segments: North America, Europe and South America. The North American segment provides precision-machined components to the transportation and medical devices industries, while the European and South American segments provide precision-machined components to the transportation industry. The Company has assigned specific business units to a segment based principally on their geographical location. Each of the Company's segments is individually managed and has separate financial results reviewed by the Company's chief executive and operating decision-makers. These results are used by the chief operating decision-makers both in evaluating the performance of, and in allocating current and future resources to, each of the segments. The Company evaluates segment performance primarily based on income from operations and the efficient use of total assets. The accounting policies of the segments are the same as those of the company as a whole.

Totals presented below are inclusive of all adjustments needed to reconcile to the data provided in the Consolidated Financial Statements and related notes (for fiscal 1997, the Company had no foreign operations).


-----------------------------------------------------------------------------------------------------------------------------------
For the year ended                                                                                6.30.99             6.30.98
-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

Sales to Unaffiliated Customers from Company Facilities Located in:
North America                                                                                      $  94,102          $  84,236
Europe                                                                                                72,983
South America                                                                                         12,641              6,125
                                                                                                   ---------          ---------
Total                                                                                              $ 179,726          $  90,361
                                                                                                   =========          =========
Income from Operations of Company Facilities Located in:
North America                                                                                      $   9,366          $  14,277
Europe                                                                                                 8,318
South America                                                                                          1,092                562
                                                                                                   ---------          ---------
Total                                                                                              $  18,776          $  14,839
                                                                                                   =========          =========
Depreciation and Amortization on Assets Located in:
North America                                                                                      $   9,566          $   7,457
Europe                                                                                                 4,185
South America                                                                                            378                197
                                                                                                   ---------          ---------
Total                                                                                              $  14,129          $   7,654
                                                                                                   =========          =========
Total Assets of Company Facilities Located in:
North America                                                                                      $ 101,249          $  98,205
Europe                                                                                               117,447
South America                                                                                         10,795             15,244
                                                                                                   ---------          ---------
Total                                                                                              $ 229,491          $ 113,449
                                                                                                   =========          =========
Capital Expenditures of Facilities Located in:
North America                                                                                      $  11,978          $  17,034
Europe                                                                                                11,414
South America                                                                                          2,290                450
                                                                                                   ---------          ---------
Total                                                                                              $  25,682          $  17,484
                                                                                                   =========          =========

Included in the North American sales to unaffiliated customers are sales exported from facilities in the United States of

$8,296,000, $9,032,600 and $8,485,000, for the years ended June 30, 1999, 1998 and 1997, respectively, with the majority being to customers in Austria and Germany.

The Company had five transportation industry customers that exceeded 10% of consolidated sales for the year ended June 30, 1999, and two transportation industry customers that exceeded 10% of consolidated sales for each year in the two-year period ended June 30, 1998. Sales to those customers were as follows:

------------------------------------------------------------------------- ----------------- ---------------- ------------------
For the year ended                                                            6.30.99           6.30.98           6.30.97
------------------------------------------------------------------------- ----------------- ---------------- ------------------
Amounts in thousands

Transportation customer A                                                    $  40,550           $28,861           $12,852
Transportation customer B                                                       29,839            24,920            28,188
Transportation customer C                                                       20,499
Transportation customer D                                                       20,165                68                 8
Transportation customer E                                                       19,429
                                                                             ---------
Total                                                                        $ 130,482           $53,849           $41,048
                                                                             =========           =======           =======


                         9. RELATED PARTY TRANSACTIONS

On January 1, 1999, the Company purchased certain production equipment formerly subject to a long-term operating lease agreement from its majority shareholder for $625,400. Total lease expense for this equipment was $193,400, $351,000 and $351,000 for years ended June 30, 1999, 1998 and 1997, respectively.

The Company leases a building from a partnership in which a director has a 50% interest under a ten-year, non-cancellable operating lease expiring in March 2005. Annual rentals under the lease are $300,000, and for a consideration of $630,000 paid in March 1995, the Company obtained an option to purchase the building for $3,125,000 at the end of the lease term. A portion of this facility is subleased to Conway Products Corporation ("Conway"), an affiliate by virtue of the majority shareholder's 100% ownership of Conway. Income and reimbursement for utility costs under this sublease was $283,300, $285,200 and $259,600 in fiscal 1999, 1998 and 1997, respectively.

The Company charters its leased aircraft to the majority shareholder from time to time. The Company received $16,700, $15,100 and $7,800 in charter revenue from its majority shareholder during the years ended June 30, 1999, 1998 and 1997, respectively.

The Company has stock redemption agreements with its majority shareholder whereby the Company is obligated to redeem up to $23,000,000 of common shares following his and his spouse's death. The Company maintains joint life insurance policies in order to fund its obligations under the agreements.

The Company has receivables from its officers and certain key employees in connection with a life insurance program, collateralized by the cash surrender value of the related insurance policies. Amounts receivable from such employees, included in Equipment Deposits and Other Long-Term Assets, were $1,416,600, $1,217,200 and $1,080,000 at June 30, 1999, 1998 and 1997, respectively, including $909,800, $811,200 and $713,000, respectively, due from the majority shareholder.

                                10. COMMON STOCK

The Board of Directors approved and distributed 5% common share dividends in each year during the three-year period ended June 30, 1999. All share and per share data presented for fiscal 1998 and 1997 have been adjusted to give effect to the 5% common share dividend distributed during fiscal 1999. The Board of Directors also approved 2 cent per share quarterly cash dividends in each fiscal quarter beginning with the second quarter of fiscal 1997.

The Company has reserved 1,126,875 common shares, in aggregate, for issuance to employees under the 1991 Incentive Stock Option Plan and the 1998 Key Employee Stock Option Plan (together, the "Plans"). Options are not exercisable prior to twelve months from or ten years after the grant date. Options granted vest at a rate of twenty percent annually over a five-year period. Had the Company accounted for the Plans based on the fair value of awards at the grant dates as prescribed by SFAS 123, the Company's net income and net income per share would have been decreased as indicated below.

-----------------------------------------------------------------------------------------------------------------------------------
For the year ended                                                            6.30.99           6.30.98           6.30.97
-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands, except per share data

Net Income:
As reported                                                                    $6,270            $7,741           $5,411
Pro forma                                                                       5,642             7,322            5,293

Basic Net Income Per Share:
As reported                                                                    $  .99            $ 1.22           $  .86
Pro forma                                                                         .89              1.15              .84

Diluted Net Income Per Share:
As reported                                                                    $  .96            $ 1.18           $  .85
Pro forma                                                                         .87              1.12              .83


The effects of applying SFAS 123 on a pro forma basis may not be representative of the effects on reported pro forma net income for future years as the estimated compensation costs reflect only options issued after June 30, 1995. Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with the following weighted-average assumptions: dividend yield, .59%; expected volatility, 45.31%; risk-free interest rate, 4%; and, expected life of options, 10 years.

Transactions of the Plan for each of the three years ended June 30, 1999 were as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Weighted Average Fair
                                                                                    Exercise Price        Value of Options
                                                               Shares                   Ranges                 Granted
-----------------------------------------------------------------------------------------------------------------------------------

Options Outstanding at 7.1.96                                  384,789             $5.76 to $12.95
Fiscal 1997:
Options granted                                                 31,146              $8.06 to $9.92              $5.25
Options exercised                                              (13,686)             $5.76 to $8.06
Options terminated                                             (13,031)            $5.76 to $12.95
                                                               -------
Options Outstanding at 6.30.97                                 389,218             $5.76 to $12.95
Fiscal 1998:
Options granted                                                269,880             $8.43 to $17.38              $5.89
Options exercised                                             (110,793)            $5.76 to $12.95
Options terminated                                             (23,142)            $6.48 to $17.38
                                                                ------
Options Outstanding at 6.30.98                                 525,163             $5.76 to $17.38
Fiscal 1999:
Options granted                                                208,288                  $12.38                  $6.88
Options exercised                                              (14,465)            $5.76 to $11.24
Options terminated                                             (15,435)            $8.06 to $17.12
                                                               -------
Options Outstanding at 6.30.99                                 703,551             $5.76 to $17.38
                                                               =======

Exercise price ranges and weighted average remaining contractual lives of options exercisable as of June 30, 1999 are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Weighted Average
                                                                                    Exercise Price      Remaining Contractual
                                                               Shares                   Ranges               Life (Yrs.)
-----------------------------------------------------------------------------------------------------------------------------------

Fiscal 1992 grants                                              83,288              $5.76 to $7.12              2.36
Fiscal 1993 grants                                              15,615              $5.90 to $6.48              3.60
Fiscal 1994 grants                                              66,403              $8.06 to $9.79              4.13
Fiscal 1995 grants                                              23,492             $10.15 to $12.95             5.30
Fiscal 1996 grants                                              19,880             $9.83 to $10.15              6.32
Fiscal 1997 grants                                              12,617              $8.06 to $9.92              7.51
Fiscal 1998 grants                                              73,586             $8.43 to $17.38              8.34
                                                               -------
Options Exercisable at 6.30.99                                 294,881             $5.76 to $17.38              5.04
                                                               =======

                           11. EMPLOYEE BENEFIT PLANS

The Company maintains a self-funded medical and dental plan for the majority of its Kentwood and Marshall, Michigan and Gaffney, South Carolina full-time employees. A third-party administrator makes benefit payments, and an estimate of the Company's liability for unpaid and incurred but not reported claims is accrued. Employees of the Company's other subsidiaries are enrolled in various insured group or governmental health plans.

The Company sponsors a 401(k) savings plan (the "Plan") for all qualified full-time employees. The Plan provides for an annual discretionary employer matching contribution that has historically been dollar-for-dollar up to $1,000 per participant. Expense incurred in connection with the Plan was $378,600, $286,100 and $246,300 for the years ended June 30, 1999, 1998 and 1997, respectively.

In conformity with French governmental labor laws, the Company is obligated to pay certain retirement benefits covering substantially all employees of its French operations. These benefits are calculated based on each employee's years of credited service and most recent monthly compensation and service category. These obligations are not funded, and accordingly, are included in Accrued Compensation and Related Withholdings. Employees become vested in accordance with governmental regulations in place at the time of retirement.

For the purpose of calculating the actuarial present value of the Company's benefit obligation, discount and compensation growth rates of 3% and an average retirement age of 60 years were assumed.

The actuarial present value of the Company's benefit obligation as of June 30, 1999 is calculated as follows (in thousands):

Accumulated benefit obligation                                             $1,673
Effect of salary increases                                                    682
                                                                           ------
Projected Benefit Obligation                                               $2,355
                                                                           ======
The following provides a reconciliation of the benefit obligation during fiscal
1999 (in thousands):

Projected benefit obligation as of October 1, 1998                         $2,496
Net periodic pension cost                                                     194
Effect of foreign currency translation loss                                  (335)
                                                                           ------
Projected Benefit Obligation as of June 30, 1999                           $2,355
                                                                           ======

                     12. SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of net income to net cash provided by operating activities and other supplemental cash flow information:


-----------------------------------------------------------------------------------------------------------------------------------
For the year ended                                                        6.30.99             6.30.98             6.30.97
-----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands

Net income                                                              $   6,270             $  7,741           $   5,411
Adjustments to reconcile net income to net cash provided by
     operating activities:
Depreciation and amortization                                              14,129                7,654               5,521
Deferred taxes                                                              1,492                2,101               1,397
Minority interest in net income                                               645                  166
Other, net                                                                    475                   78
Changes in assets and liabilities that provided (used) cash:
         Accounts receivable                                               (3,923)                (858)                815
         Inventories                                                         (813)                 227                 378
         Prepaid expenses and other current assets                            (77)                  28                 (65)
         Other long-term assets                                               784                  203                 212
         Accounts payable                                                  (1,937)               2,148                  76
         Accrued liabilities                                                2,926                  428                 (54)
         Deferred credits and other                                         1,358                  170                (125)
                                                                        ---------             --------           ---------
Net Cash Provided by Operating Activities                               $  21,329             $ 20,086           $  13,566
                                                                        =========             ========           =========
Details of acquisitions (see Note 2):
Fair value of assets acquired                                           $ 127,043             $ 14,444           $  18,829
Cash paid                                                                 (53,309)              (5,446)            (16,869)
Note issued to Propart                                                                          (4,835)
Professional fees and escrow amounts paid                                  (1,821)                (130)             (1,261)
                                                                        ---------             --------           ---------
Liabilities assumed                                                     $  71,913             $  4,033           $     699
                                                                        =========             ========           =========

According to terms of the agreement to acquire a controlling interest in Autocam do Brasil, the final purchase price could be reduced as a result of a deficiency in earnings before interest and taxes from an agreed-upon level during the eighteen months ended June 30, 1999. Since the maximum purchase price adjustment was realized, goodwill and long-term debt were reduced by $2.5 million during fiscal 1999.

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders and Board of Directors of Autocam Corporation,

We have audited the accompanying consolidated balance sheets of Autocam Corporation and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations and comprehensive income, shareholders' equity and of cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of Autocam's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Autocam Corporation and subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Grand Rapids, Michigan
August 9, 1999